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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2

                      Statement by Holding Company Claiming
                 Exemption Under Rule U-3A-2 from the Provisions
                of the Public Utility Holding Company Act of 1935

                      For The Year Ended December 31, 1999

                              MCN ENERGY GROUP INC.

                                       and

                             MICHCON HOLDINGS, INC.

hereby file jointly with the Securities and Exchange Commission (SEC), pursuant to Rule 2, their statement claiming exemptions as holding companies from the provisions of the Public Utility Holding Company Act of 1935 (PUHCA of 1935), and submit the following information:

I. NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF

     MCN ENERGY GROUP INC.: MCN Energy Group Inc. (MCN or the Corporation) is an integrated energy company with more than $4 billion of assets and approximately $2.5 billion of annual revenues. The company is primarily involved in natural gas production, gathering, processing, transmission, storage and distribution, electric power generation and energy marketing in the Midwest-to-Northeast corridor. MCN is organized under the laws of the state of Michigan and has its principal executive offices at 500 Griswold Street, Detroit, Michigan 48226. Except where otherwise indicated, the Corporation owns directly all of the outstanding common stock of MichCon Holdings, Inc., Citizens Gas Fuel Company (Citizens), MCN Energy Enterprises Inc. (MCNEE) (formerly MCN Investment Corporation), various MCN financing companies, and a 47.5% limited partnership interest in Southern Missouri Gas Company, L.P. MCN's major business groups are Gas Distribution and Diversified Energy. Except where otherwise indicated, the companies set forth below are Michigan corporations located at 500 Griswold Street, Detroit, Michigan 48226.

     MCN and DTE Energy Company (DTE) have signed a definitive merger agreement, dated October 4, 1999, under which DTE will acquire all outstanding shares of MCN common stock. The board of directors and shareholders of both companies have approved the merger agreement. The merger transaction is subject to certain regulatory approvals and other customary merger conditions. Upon completion of the merger, MCN will be merged with and into DTE Enterprises, Inc. (DTE Enterprises), a subsidiary of DTE, with DTE Enterprises as the surviving corporation. In addition, as part of the merger agreement, MCN has agreed to use its best efforts to enter into agreements to dispose of some or all of its interest in certain assets or facilities. The merger transaction is expected to close in mid-2000.

                                GAS DISTRIBUTION

     MCN, through the following subsidiaries, operates the largest natural gas distribution and intrastate transmission system in Michigan and one of the largest in the United States.

A. MICHCON HOLDINGS, INC. is the holding company (formed in 1998) for Michigan Consolidated Gas Company (MichCon), MichCon Enterprises, Inc., and MichCon Power Company, Inc. MichCon is a public utility engaged in the distribution and transmission of natural gas in the state of Michigan. MichCon was organized in 1898 and, with its predecessors, has been in business for 150 years. MichCon serves 1.2 million residential, commercial and industrial customers in the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas as well as various other communities throughout the state of Michigan. MichCon conducts substantially all of its business in the state of Michigan and is subject to the jurisdiction of the Michigan Public Service Commission (MPSC) as to various phases of its operations, including gas sales rates, service, and




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     accounting. MichCon Enterprises, Inc. (a non-regulated affiliate) was formed in 1998 to engage in non-regulated activities. MichCon Power Company, Inc. (formerly MichCon Guardian Corporation) was formed to participate in power generation projects.

     Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon.

     1. MichCon Development Corporation, through its various partnership arrangements, is engaged in the design, construction and management of Harbortown, a residential and small commercial development constructed along the Detroit River in Detroit, Michigan.

     2. Blue Lake Holdings, Inc. (Blue Lake), holds a 25% interest in Blue Lake Gas Storage Company, a partnership that has converted a depleted natural gas field in northern Michigan into a 46 billion cubic feet
          (Bcf) natural gas storage field which it now operates.

     3. MichCon Pipeline Company, through the subsidiaries below, is engaged in pipeline and gathering projects in Michigan.

          a. MichCon Gathering Company owns and operates the Antrim Expansion Pipeline.

          b. Saginaw Bay Pipeline Company is the sole general partner and owns 66% of Saginaw Bay Area Limited Partnership, a partnership that operates a 126-mile pipeline that transports natural gas and natural gas liquids from reserves in east-central Michigan to natural gas processing plants in northern Michigan.

          c. Saginaw Bay Lateral Company is the sole general partner and owns 46% of a partnership that owns and operates lateral pipelines interconnecting with the 126-mile pipeline previously described.

          d. Westside Pipeline Company invests in various pipeline assets in Michigan.

          e. Thunder Bay Gathering Company acquired a pipeline in December 1997, consisting of 44 miles of gathering lines situated in Alpena and Alcona Counties in northeast Michigan.

          f. MichCon Lateral Company, which is currently inactive, was originally formed in 1997 to own, operate and construct natural gas pipelines.

     4. Huron Pipeline Company, which is currently inactive, was originally formed in 1996 to acquire a 50% ownership interest in the ANR Link Interstate Pipeline, which transports natural gas to Canada through a pipeline owned by Niagara Gas Transmission Limited, a subsidiary of The Consumers Gas Co. Ltd.

          a. Huron Gas Services Company, which is currently inactive, was originally formed in 1996 to market pipeline transportation services.

     5. Kalkaska Gas Storage Limited Partnership holds a 53.5% general partnership interest in the Cold Springs Gas Storage Limited Partnership which will develop and operate the Cold Springs Gas Storage Field in Kalkaska County, Michigan.

     Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon Enterprises, Inc.:

     1. MichCon Fuel Services Company markets natural gas as a vehicular fuel and markets energy to residential and commercial customers through a transportation brokerage pilot program.

     2. MichCon Home Services Company was formed in 1998 to engage in heating, ventilation and air conditioning activities.

          a. Flame Furnace Company, is engaged in heating, ventilation and air conditioning activities.

     Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MichCon Power Company, Inc.





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     1.   Metro Energy, LLC, a Michigan limited liability company formed in June
          1999 to provide energy related services, in which MichCon Power
          Company holds a 50% interest.

B. CITIZENS GAS FUEL COMPANY: Citizens is a public utility engaged in the distribution of natural gas. Citizens was organized in 1951 and, with its predecessors, has been in business for more than 140 years. Citizens serves approximately 15,000 residential, commercial and industrial customers in and around Adrian, Michigan. Citizens' principal executive offices are located at 127 N. Main Street, Adrian, Michigan 49221. Citizens conducts all of its business in the state of Michigan, and its rates are set by the Adrian Gas Rate Commission. Other various phases of its operations are subject to the jurisdiction of the MPSC.

C. SOUTHERN MISSOURI GAS COMPANY, L.P.: MCN owns a 47.5% interest in Southern Missouri Gas Company, L.P. (SMGC) which is a public utility engaged in the distribution of natural gas. SMGC was organized in 1996, and with its predecessors has been in business since 1995. SMGC serves approximately 7,000 residential, commercial, and industrial customers in southern Missouri. The principal executive offices of SMGC are located at 301 East 17th Street, Mountain Grove, Missouri 65711. SMGC conducts all of its business in the state of Missouri. Its rates and other various phases of its operations are subject to the jurisdiction of the Missouri Public Service Commission.

                               DIVERSIFIED ENERGY

D. MCN ENERGY ENTERPRISES INC.: Formerly MCN Investment Corporation, which was organized in 1986, MCNEE is the holding company for MCN's various diversified energy subsidiaries. MCNEE, through its subsidiaries and joint ventures, provides gathering, processing and transmission services; invests in electric generation facilities; engages in energy marketing activities and storage services; engages in gas and oil exploration, development and production; and is involved in other energy-related businesses. Except where otherwise indicated, the companies set forth below are wholly owned subsidiaries of MCNEE.

    Pipelines & Processing

          MCNEE's Pipelines & Processing businesses are involved in ventures that gather and transport natural gas from producing fields to processing plants and/or markets. This business also includes plants that process natural gas to remove carbon dioxide (C02) and other impurities and recover natural gas liquids. Additionally this segment has an investment in a methanol production facility and other energy-related businesses.

     1. MCNIC Pipeline & Processing Company engages in pipeline and processing projects through the following subsidiaries and partnerships.
          a. MCNIC Offshore Pipeline & Processing Company holds a 33% interest in the Blue Dolphin System and 100% of MCNIC Black Marlin Offshore Company, which holds a 33.3% interest in the Black Marlin System.
          b.   MCNIC Michigan Holdings, Inc.
               i. MCNIC CSG Pipeline Company holds a 50% interest in Cardinal States Gathering Company (Cardinal States), in which an agreement has been entered into by MCNIC CSG Pipeline Company to sell Cardinal States during 2000.
               ii.  Bagley Processing Company (47% general partnership interest)
               iii. Warner Treating Company (95% interest)
               iv.  Terra-Westside Processing Company (85% interest)
               v. MCNIC Thunder Bay Processing Company, L.L.C. (90% interest) owns two C02 Processing Plants.
          c. MCNIC East Coast Pipeline Company holds a 16.4% interest in the 250-mile Portland Pipeline Project.
          d. MCNIC Jonah Pipeline Company holds a 35% partnership interest in Jonah Gas Gathering Company.
          e. MCNIC Gulf Coast Gathering Corporation holds a 1% general partnership interest in Copano Pipeline & Processing Group, L.P.
          f. MCNIC Gulf Coast Limited, Inc. holds a 49% limited partnership interest in Copano Pipeline & Processing Group, L.P., and a 90% limited partnership interest in CFS/Upper Gulf Coast, L.P., Copano Pipelines/Upper Gulf Coast, L.P., and CES/Upper
               Gulf Coast, L.P.
          g. MCNIC Mobile Bay Gathering Company holds a 34.6% interest in Dauphin Island Gathering Partners.
          h. MCNIC Mobile Bay Processing LLC (75% interest), which holds a 28.8% interest in Mobile Bay Processing Partners which, in turn, operates a processing facility.
          i. MCNIC Mobile Bay NGL Pipeline, L.L.C. holds a 28.9% interest in Gulf Coast NGL Pipeline LLC which, in turn, holds a 16.6% interest in Tri-States NGL Pipeline LLC.
          j. MCNIC South Texas Gathering Company holds a 1% general partnership interest in each of CFS/Copano Bay, L.P., CFS/South Texas, L.P. and CFS/Agua Dulce, L.P., CFS/Upper Gulf Coast, L.P.



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          k.   MCNIC Upper Gulf Coast Pipeline & Processing Company holds a 1%
               interest in Copano Pipeline/Upper Gulf Coast, L.P.
          l. MCNIC General Methanol Company holds a 1% general partnership interest in Lyondell Petrochemical Methanol Co. L.P.
          m. MCNIC Methanol Holdings Company holds a 24% limited partnership interest in Lyondell Petrochemical Methanol Co. L.P.
          n.   American Central Western Oklahoma Gas Company, LLC (40% interest)
          o.   Crown Asphalt Ridge, L.L.C. (75% interest)
          p. MCNIC East Texas Gathering Company holds a 39.9% limited partnership interest in American Central Eastern Texas Gas Company, L.P.
          q. MCNIC East Texas Pipeline & Processing Company holds a 0.1% general partnership interest in American Central Eastern Texas Gas Company, L.P.
          r. MCNIC CO2 Investment Company holds a 41.5% limited partnership interest in PSCO2, L.P., a C02 pipeline project that holds a 78% interest in PetroSource Carbon Company.
          s. MCNIC Permian Basin Company holds a 0.99% general partnership interest in PSCO2, L.P.
          t. MCNIC Rodeo Gathering Inc. holds an 18.55% interest in Keyes Helium Company, L.L.C. (Keyes Helium). This interest in Keyes Helium is expected to be sold by mid-2000.
               i. Keyes Helium Company, L.L.C. is a joint venture that processes helium out of natural gas.
          u. Crown Asphalt Distribution, L.L.C. was formed to own and operate asphalt distribution and processing facilities.
          v. MCNIC Millennium Company was formed to hold a 10.4% interest in the Millennium Pipeline Company, L.P.
          w. MCNIC LLC Millennium Company, a Michigan corporation, was formed to hold a 10.5% interest in the Millennium Pipeline Management Company, LLC, which holds 1% interest in the Millennium Pipeline Company L.P.
          x. MCNIC Vector Company was formed to hold a limited partnership interest in Vector Pipeline, L.P. a Delaware Limited
               Partnership, which will construct, own and operate the Vector Pipeline Project.
          y. MCNIC Vector Canada, Inc., a New Brunswick, Canada corporation, was formed in 1998 to participate in the Vector Pipeline Limited Partnership, which will construct and own the Canadian portion of the Vector Pipeline project.
          z. MCNIC Compression GP, Inc. was formed in March 1999 to hold the .1% general partnership interest in the KCI Compression Company, L.P.
          aa. MCNIC Compression LP, Inc. was formed in March 1999 to hold the 42.9% limited partnership interest in the KCI Compression Company, L.P.
          bb. Coal Recovery Holdings, L.L.C. - Coal Recovery was formed as a holding company for the following companies:
               i.   CRC No. 1 L.L.C., which was sold in November 1999.
               ii.  CRC No. 2 L.L.C.
               iii. CRC No. 3 L.L.C., which was sold in November 1999.
               iv.  CRC No. 4 L.L.C.
               v.   CRC No. 5 L.L.C., which was sold in November 1999.
               vi.  CRC No. 6 L.L.C., which was sold in November 1999.

Electric Power

          MCNEE's electric power businesses pursue power generation opportunities.

2.   MCN Power Company pursues domestic power generation related opportunities.

          a. CDC Ada, Inc., is a 49% limited partner in Ada Cogeneration Limited Partnership, which owns and operates a 30 megawatt (MW) natural gas-fueled cogeneration facility in western Michigan, which is expected to be sold in the second quarter of 2000.

          b. MCNIC Ada GP, Inc., was formed in 1996 and holds a 1% general partnership interest in the Ada Cogeneration Limited Partnership, which is expected to be sold during the second quarter of 2000.

          c. Ludington Cogeneration Company is the 1% general partner in Michigan Power Limited Partnership, a joint venture that built and operates a 123 MW natural gas-fueled cogeneration plant in western Michigan, which is expected to be sold during the second quarter of 2000.

          d. Ludington Cogeneration Holdings, Ltd. is a 49% limited partner in the 123 MW cogeneration plant mentioned above, which is expected to be sold during the second quarter of 2000.



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          e.   Summit Computing, Inc., a Delaware corporation, holds a 99%
               limited partnership interest in Source Midland Limited Partnership. Source Midland Limited Partnership holds a 50% partnership interest in MEI Limited Partnership which is a partner in the Midland Cogeneration Limited Partnership. The partnership interest was sold in January 2000. Source Midland Limited Partnership has a 23.1% general partnership interest in the Midland Cogeneration Venture Limited Partnership. The partnership interest was sold in January 2000.

          f. Alanna Holdings Corporation (Alanna) indirectly owns a .01% interest in the Midland Cogeneration Limited Partnership. The interest in Alanna was sold in January 2000.

          g. Source Cogeneration Company, a Delaware corporation, held a 1% general partnership interest in Source Midland Limited Partnership. The partnership interest was sold in January 2000.

          h. MCNIC Mobile Bay Power Company was formed in 1998 to hold a membership interest in Mobile Bay Energy LLC, a Delaware limited liability company formed to participate in power projects.

          i. MCNIC Mobile Bay Processing LLC (25% interest), holds a 28.8% interest in Mobile Bay Processing Partners.

          j. MCNIC Person GP, Inc. was formed to hold a 94% interest in Cobisa-Person Limited Partnership, a Delaware limited partnership. Also, MCN Power owns a 1% interest in the Cobisa-Person Limited Partnership.

          k. Columbus Power Partners, L.L.C. is a Michigan limited liability company that was formed in 1998.

          l. MCNIC Carson Corporation holds an approximate 40% interest in CMD Carson, L.L.C. and CMD Carson GP, L.L.C., which are both Delaware limited liability companies that collectively own 100% of Carson Cogeneration Company, a 42 MW power plant project in Carson, California, which is expected to be sold in the first quarter of 2000.

          m. Power Energy Partners, L.L.C., is a Delaware limited liability company formed in May 1999 to participate in power projects.

          n. South Norwalk Power Partners, L.L.C., is a Michigan limited liability company formed to participate in power projects.

3. MCN International Corporation was formed in 1998 as a holding company for MCN's international subsidiaries.

          a. MCNIC-GP International Holdings of Grand Cayman, Cayman Islands, holds a 1% interest in IG-ONE Limited, of Port Louis, Mauritius.

          b. MCNIC International Holdings of Grand Cayman, Cayman Islands, holds a 99% interest in IG-ONE Limited of Port Louis, Mauritius.

          c. IG-ONE Limited of Port Louis, Mauritius held a 40% interest in Torrent Power Private Limited (TPL). In August 1999 MCN completed the sale of its 40% interest in TPL.

          d. MCNIC Nepal Limited of Grand Cayman, Cayman Island, owns 100% of the Class B Capital Stock of Panda Bhote Koshi, which gives MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi, a Cayman Island company that holds a 100% interest in Panda of Nepal. Panda of Nepal holds a 75% interest in a 36 MW hydroelectric power project in Nepal.

          e. MCNIC-UAE Limited of Grand Cayman, Cayman Island, was formed to hold a 39% interest in a U.A.E. fertilizer plant project.

Energy Marketing

     MCNEE's Energy Marketing business pursues opportunities throughout the Midwest-to-Northeast region.



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4.   CoEnergy Trading Company is engaged in the purchase and sale of natural gas to large-volume gas users and gas and electric utilities. Except where otherwise indicated, the companies set forth below are 50% owned by CoEnergy Trading Company:

          a. U.S. CoEnergy Services, a Wisconsin general partnership formed to market fuel oil, propane and natural gas primarily in the state of Wisconsin.
          b. Torch CoEnergy, L.L.C., a Delaware limited liability company formed to market natural gas and natural gas liquids.
          c.   DTE-CoEnergy, L.L.C., which was dissolved in June 1999.
          d. SEMCO Energy Services, Inc., 100% was purchased in April 1999 to engage in the marketing of natural gas.
          e. Michigan Gas Exchange, L.L.C., a Michigan limited liability company that was formed in 1994 to engage in the purchase and sale of natural gas, and to engage in other energy related services. MCN sold its interest in this limited liability company in December 1999.
          f. CoEnergy Development Company is a wholly owned, inactive subsidiary of CoEnergy Trading Company.

5. MCNIC Canadian Holdings Ltd., a New Brunswick corporation, was formed to market and sell natural gas in Canada and the northeastern United States.

6. CoEnergy Supply Company engages in the purchase and sale of natural gas, a portion of which is produced by subsidiaries of MCNIC Oil & Gas Company.

7. CoEnergy Sales Company was formed in 1998 to hold the membership interest in DTE-CoEnergy, LLC, which has been dissolved.

8.   MCNIC Gas Storage Company engages in the storage of natural gas.

          a. South Romeo Gas Storage Company, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, owns and operates the Washington 28 Gas Storage Field, a 10 Bcf storage field in southeastern Michigan that provides storage services to MCNEE's Energy Marketing and Electric Power operations. South Romeo Gas Storage Company holds a 50% interest in South Romeo Gas Storage Corporation.

          b. W-10 Holdings, Inc., holds a 50% interest in Washington 10 Storage Partnership, a partnership that developed and operates the Washington 10 Storage Field, a 42 Bcf storage field in southeastern Michigan.

          c. The Orchards Golf Limited Partnership, a Michigan partnership in which MCNIC Gas Storage Company has a 50% interest, developed, owns and operates a residential community and golf course on 520 acres of land above the South Romeo gas storage field in southeastern Michigan.

Exploration & Production

9. MCNIC Oil & Gas Company (MOG) is engaged in natural gas and oil exploration, development and production through the following subsidiaries:

          a. Appalachia Acquisition Properties, Inc. During January 2000, MCN entered into an agreement to sell Appalachia Acquisition Properties, Inc., and all of its subsidiaries.
               i.   MCNIC Reid Holdings, Inc. (a Delaware corporation)
                    1. Appalachian Methane, Inc., a Delaware corporation, holds a 50% interest in Buchanan Production Co., a Virginia general partnership
                    2. Appalachian Operators, Inc., (a Delaware corporation) holds a 50% interest in Buchanan Production Co., a Virginia general partnership
                    3.   MCNIC Oakwood Gathering, Inc. (a Delaware corporation)
          b.   Green Oak Development Company
          c.   Otsego Exploration Company, L.L.C.
          d. MCNIC Enhanced Production, Inc., which has a 75% interest in Otsego EOR, L.L.C.
          e.   MCNIC Oil & Gas Midcontinent, Inc.
          f.   MCNIC Oil & Gas Canada, Inc. (a New Brunswick corporation)
          g.   MCNIC Oil & Gas Properties, Inc.
          h.   MCNIC West Coast Company




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          i.   MCNIC Oil & Gas CV Company
               i. Broughton Associates, L.P., a Delaware limited partnership organized in 1993.
               ii. Broughton Operating Corporation, a Delaware corporation organized in 1997.
          k.   Pageant Corporation
          l. Michigan Acquisition Properties, Inc., which was merged into MOG in February 2000.
          m.   Elmira Antrim Company, which was merged into MOG in February
               2000.
          n. GeoTrend Exploration, Inc., which was merged into MOG in February 2000.
          o. Green River Antrim Company, which was merged into MOG in February 2000.
          p.   Warner Antrim Company, which was merged into MOG in February
               2000.

                                      Other

          10. Bridgewater Holdings, Inc. (Bridgewater) was originally formed to hold a limited partnership interest in Bridgewater Place, a Grand Rapids, Michigan office building. Currently, Bridgewater owns undeveloped real property in western Michigan.

          11. Combustion Concepts, Inc. holds patents for the development of pressurized combustion technologies that provide increased fuel efficiency, heat uniformity and compactness of equipment.

          12. MCN Energy Holdings Inc. was formed in July 1999 to maximize the value of existing ventures outside of MCN's target operating region. It primarily consists of gas gathering and processing investments.

          13. MCN Energy Marketing, Inc. was formed in July 1999 to engage in MCN's unregulated sales activities to industrial, commercial and residential customers, both inside and outside the Gas Distribution segment's service area.

          14. MCN Midstream & Supply, Inc. was formed in July 1999 to develop and manage MCN's gas producing, gathering, processing, transmission and storage assets within MCN's target operating region.

     E. MCN MICHIGAN LIMITED PARTNERSHIP (MCN Michigan): MCN is the 1% general partner in MCN Michigan, a Michigan limited partnership. MCN Michigan exists for the sole purpose of issuing its limited partnership interests in the form of preferred securities, and investing the proceeds thereof in debt securities of MCN.

     F. MCN FINANCING I: MCN is the sole owner of MCN Financing I, a Delaware Business Trust. MCN Financing I exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

     G. MCN FINANCING II: MCN is the sole owner of MCN Financing II, a Delaware Business Trust. MCN Financing II exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

     H. MCN FINANCING III: MCN is the sole owner of MCN Financing III, a Delaware Business Trust. MCN Financing III exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

     I. MCN FINANCING IV: MCN is the sole owner of MCN Financing IV, a Delaware Business Trust. MCN Financing IV exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

     J. MCN FINANCING V: MCN is the sole owner of MCN Financing V, a Delaware Business Trust. MCN Financing V exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities. During 1998, MCN Financing V redeemed all outstanding shares of the preferred securities.

     K. MCN FINANCING VI: MCN is the sole owner of MCN Financing VI, a Delaware Business Trust. MCN Financing VI exists for the sole purpose of issuing preferred securities and investing the gross proceeds thereof in MCN debt securities.

     II.  PUBLIC UTILITY PROPERTIES

     A. MichCon owns the following integrated distribution, transmission, production and storage properties and facilities, all of which properties are located in the state of Michigan.



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          At December 31, 1999, MichCon's distribution system included 16,997 miles of distribution mains, 1,096,327 service lines and 1,219,256 active meters. MichCon owns 2,651 miles of transmission and production lines that deliver natural gas to the distribution districts and interconnect its storage fields with the sources of supply and the market areas. MichCon's compressor facilities related to transmission and production have a total rated capacity of 28,500 horsepower and 1,713 horsepower, respectively. Properties relating to five underground natural gas storage fields with an aggregate working gas storage capacity of approximately 124 Bcf consist principally of 408 gas storage wells (73 of which are observation wells), 113 miles of field lines, dehydration plants and compressor facilities with a total rated capacity of 83,200 horsepower. MichCon also owns district office buildings, service buildings and gas receiving and metering stations. MichCon occupies an office building in Grand Rapids under a long-term lease. Portions of these buildings are subleased to affiliates and others.

B. Citizens owns the following properties, all of which are located in Michigan.

          At December 31, 1999, Citizens' distribution system included 422 miles of distribution mains, 16 miles of transmission lines, 13,917 service lines, and 15,592 active meters. Citizens owns all of its properties used in the conduct of the utility business. Included are a two-story office building and a one-story service center.

C. Southern Missouri Gas Company (SMGC) owns the following properties, all of which are located in Missouri.

          At December 31, 1999, SMGC's distribution system included 305 miles of distribution mains, 8,953 service lines, and 7,110 active meters. SMGC owns 124 miles of transmission lines and metering stations that deliver natural gas to the various cities it serves. SMGC leases its office/service center.

III. PUBLIC UTILITY DISTRIBUTION AND PURCHASE OF NATURAL GAS

A. During the year ended December 31, 1999, MichCon distributed and purchased the following volumes of natural gas:

     1. 178,201,831 thousand cubic feet (Mcf) of natural gas was distributed at retail within the state of Michigan. Also, 151,715,582 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. 41,043,230 Mcf of natural gas was purchased from various suppliers in the state of Kansas, which amounted to $92,326,000; 29,103,862 Mcf of natural gas was purchased from various suppliers in the state of Louisiana, which amounted to $67,460,000; and 30,214,000 Mcf of natural gas was purchased from various suppliers in the state of Minnesota, which amounted to $65,327,000. These volumes were transported by interstate pipeline suppliers to points of delivery within the state of Michigan.

B. During the year ended December 31, 1999, Citizens distributed and purchased the following volumes of natural gas:

     1. 3,076,000 Mcf of natural gas was distributed at retail within the state of Michigan, and 280,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Michigan.

     2. No volumes of natural gas were distributed at retail outside the state of Michigan.

     3. No volumes of natural gas were distributed at wholesale outside the state of Michigan.

     4. No volumes of natural gas were purchased outside the state of Michigan.

C. During the year ended December 31, 1999, SMGC distributed and purchased the following volumes of natural gas:

     1. 866,000 Mcf of natural gas was distributed at retail within the state of Missouri, and 225,000 Mcf of natural gas was distributed at retail under transportation contracts within the state of Missouri.

     2. No volumes of natural gas were distributed at retail outside the state of Missouri.

     3. No volumes of natural gas were distributed at wholesale outside the state of Missouri.

     4. 873,000 Mcf of natural gas was purchased from suppliers located in the state of Oklahoma. The amount of such purchases was $2,021,000. These volumes were transported by Williams Natural Gas Company to a point of delivery within the state of Missouri.


IV.  INTEREST IN EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

                          EXEMPT WHOLESALE GENERATORS


A.   COBISA-PERSON LIMITED PARTNERSHIP (CPPL)

     1. CPPL is a 140 MW gas-fired combustion power plant currently being developed and constructed in Bernalillo County, New Mexico.

     2. MCNIC Person GP, Inc. has a 94% pre-conversion sharing ratio and a 49% post-conversion sharing ratio of CPPL. MCN Power Company also has a 1% pre- and post-conversion sharing ratio of CPPL. Conversion date is a function of adjusted after-tax cash flows of CPPL.

     3. As of December 31, 1999, MCN does not have an equity investment in CPPL.

     4.   CPPL is currently financed with 100% project debt.

     5. There are no service, sales or construction contracts between CPPL and MCN or an affiliate of MCN.


                           FOREIGN UTILITY COMPANIES

B.   BHOTE KOSHI POWER COMPANY PRIVATE LIMITED (BKPC)

     1. BKPC is a 36 MW hydroelectric power project currently being developed and constructed in the Sindhupalchok District of Nepal, at KHA 1-960 Kalimati, Tahachal Kathmandu, Nepal.

     2. Panda of Nepal owns 75% of the issued shares of Bhote Koshi Power Company Private Limited. Panda Bhote Koshi, a Cayman Islands exempted company, wholly owns Panda of Nepal. MCNIC Nepal Limited owns 100% of the Class B Capital Stock of Panda Bhote Koshi (giving MCNIC Nepal a 90% ownership interest in Panda Bhote Koshi).

     3. As of December 31, 1999, MCN has an $18.0 million equity investment in BKPC.

     4.   Capitalization and earnings information is unavailable.

     5. There are no service, sales or construction contracts between BKPC and MCN or an affiliate of MCN.

C. TORRENT POWER LIMITED (TPL). In August 1999, MCN completed the sale of its 40% interest in TPL. TPL holds minority interests in several electric distribution companies and power generation facilities in the state of Gujarat, India.

                                    EXHIBITS

     Exhibit A - Attached hereto as Exhibit A are the unaudited Consolidating
                 Statements of Operations for the year ended December 31, 1999 and Consolidating Statements of Financial Position as of December 31, 1999, for MCN Energy Group Inc., MichCon Holdings, MichCon, MCNEE, Gas Services Level, MCNIC Pipeline & Processing Company, CoEnergy Trading, MCNIC Oil & Gas and MCN Financing Companies.

     Exhibit B - Attached hereto as Exhibit B is the unaudited Financial Data
                 Schedule summarizing certain financial information for MCN Energy Group Inc.

     Exhibit C - Corporate Structure, Exempt Wholesale Generators and Foreign
                 Utility Companies

                                   SIGNATURES

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on THIS 10TH DAY OF MARCH, 2000.

                                               MCN ENERGY GROUP INC.

                                               By: /s/ Gerard Kabzinski
                                                   -----------------------------
                                                       Gerard Kabzinski
                                                   Vice President and Controller


CORPORATE SEAL:

Attest:

    /s/ Daniel L. Schiffer
    -----------------------
        Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Daniel L. Schiffer
Senior Vice President,
General Counsel and Secretary

MCN Energy Group Inc.
500 Griswold Street
Detroit, Michigan  48226

                              MCN ENERGY GROUP INC.                  EXHIBIT A
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                         MICHCON                      FINANCING
                                                           MCN           HOLDINGS         CITIZENS    COMPANIES
                                                        --------------------------------------------------------
OPERATING REVENUES
Gas sales                                               $        --      $   908,397    $    16,183    $     --
Transportation                                                   --          161,339            323          --
Other                                                            --           84,308             50          --
                                                        --------------------------------------------------------
                                                                 --        1,154,044         16,556          --
                                                        --------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                    --          498,491          8,817          --
Operation and maintenance                                   (14,042)         275,116          3,303          --
Depreciation, depletion and amortization                      1,899           99,234            880          --
Property and other taxes                                        955           45,255            611          --
Property write-downs and restructuring charges                   --               --             --          --
Merger costs                                                     --           25,429            371          --
                                                        --------------------------------------------------------
                                                            (11,188)         943,525         13,982          --
                                                        --------------------------------------------------------
OPERATING INCOME (LOSS)                                      11,188          210,519          2,574          --
                                                        --------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES       (30,012)           1,976             --          --
                                                        --------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                                 451            2,237             72      41,194
Interest on long-term debt                                      808          (47,265)            --          --
Other interest expense                                      (51,939)          (8,705)          (438)         --
Dividends on preferred securities of subsidiaries            40,386               --             --          --
Loss on sale of E & P properties                                 --               --             --          --
Investment and contract losses                                   --               --             --          --
Minority interest                                                --           (1,020)            --          --
Other                                                         1,506           (1,420)             1          --
                                                        --------------------------------------------------------
                                                             (8,788)         (56,173)          (365)     41,194
                                                        --------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                           (27,612)         156,322          2,209      41,194
INCOME TAX PROVISION (BENEFIT)                                3,236           54,250            826          --
                                                        --------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                                      (30,848)         102,072          1,383      41,194
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                                   --               --             --          --
                                                        --------------------------------------------------------
NET INCOME (LOSS)                                       $   (30,848)     $   102,072    $     1,383    $ 41,194
                                                        ========================================================




                                                            MCNEE         ELIMINATIONS           MCN
                                                            CONSOL.       AND RECLASSES         CONSOL.
                                                   --------------------------------------------------------
OPERATING REVENUES
Gas sales                                          $      1,313,505      $        26        $  2,238,111
Transportation                                                  489          (10,935)            151,216
Other                                                        10,695           (3,312)             91,741
                                                   --------------------------------------------------------
                                                          1,324,689          (14,221)          2,481,068
                                                   --------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                             1,118,593          (10,909)          1,614,992
Operation and maintenance                                   150,158           (3,312)            411,223
Depreciation, depletion and amortization                     62,626               (1)            164,638
Property and other taxes                                     10,346               30              57,197
Property write-downs and restructuring charges               59,335               --              59,335
Merger costs                                                  9,055               --              34,855

                                                   ---------------------------------------------------------
                                                          1,410,113          (14,192)          2,342,240
                                                   ---------------------------------------------------------
OPERATING INCOME (LOSS)                                     (85,424)             (29)            138,828
                                                   ---------------------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES                         50,428           29,994              52,386
AND SUBSIDIARIES                                   ---------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                               4,238          (41,617)              6,575
Interest on long-term debt                                  (42,974)              --             (89,431)
Other interest expense                                      (10,876)          41,616             (30,342)
Dividends on preferred securities of subsidiaries           (40,386)         (40,139)            (40,139)
Loss on sale of E & P properties                            (81,989)              --             (81,989)
Investment and contract losses                               (9,903)              --              (9,903)
Minority interest                                              (592)              --              (1,612)
Other                                                        18,124             (263)             17,948

                                                   ---------------------------------------------------------
                                                           (164,358)         (40,403)           (228,893)
                                                   ---------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                          (199,354)         (10,438)            (37,679)
INCOME TAX PROVISION (BENEFIT)                              (68,015)              --              (9,703)
                                                   ---------------------------------------------------------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                                     (131,339)         (10,438)            (27,976)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
  NET OF TAXES                                               (2,872)              --              (2,872)

                                                   ---------------------------------------------------------
NET INCOME (LOSS)                                  $       (134,211)     $   (10,438)       $    (30,848)
                                                   =========================================================

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                                   MICHCON                            FINANCING
                                                                     MCN           HOLDINGS          CITIZENS         COMPANIES
                                                          ----------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)                 $    6,727      $    10,103         $      38        $       -
 Accounts receivable                                                20,550          167,717             1,284                -
 Allowance for doubtful accounts                                         -          (17,777)              (76)               -
 Accrued unbilled revenues                                               -           98,866             1,573                -
 Gas in inventory                                                        -           74,150                 -                -
 Property taxes assessed applicable to
      future periods                                                   243           60,589                34                -
 Other                                                               6,283           34,832             1,605            1,136
                                                          ----------------------------------------------------------------------

                                                                    33,803          428,480             4,458            1,136
                                                          ----------------------------------------------------------------------
 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                                   -                -               280                -
 Investments in debt and equity securities                               -           67,210                 -                -
 Other                                                                (535)         249,675             5,381          423,007
                                                          ----------------------------------------------------------------------

                                                                      (535)         316,885             5,661          423,007
                                                          ----------------------------------------------------------------------
 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                  1,425,755           19,115                 -                -
                                                          ----------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                             16,227        2,991,382            24,849                -
 Less: Accumulated depreciation and depletion                        7,172        1,464,673            10,008                -
                                                          ----------------------------------------------------------------------

                                                                     9,055        1,526,709            14,841                -
                                                          ----------------------------------------------------------------------

                                                                $1,468,078      $ 2,291,189          $ 24,960        $ 424,143
                                                          ======================================================================


                                                               MCNEE           ELIMINATIONS         MCN
                                                               CONSOL.        AND RECLASSES        CONSOL.
                                                          -------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)            $    49,191        $    (6,693)      $   59,366
 Accounts receivable                                           404,299            (26,441)         567,409
 Allowance for doubtful accounts                                (2,767)              (100)         (20,720)
 Accrued unbilled revenues                                           -                  -          100,439
 Gas in inventory                                              106,223                 (1)         180,372
 Property taxes assessed applicable to
      future periods                                             1,785                  -           62,651
 Other
                                                                61,751            (21,786)          83,821
                                                          -------------------------------------------------



                                                               620,482            (55,021)       1,033,338
                                                          -------------------------------------------------
 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                         114,970           (100,485)          14,765
 Investments in debt and equity securities                       4,242                625           72,077
 Other

                                                                74,554           (412,438)         339,644
                                                          -------------------------------------------------



                                                               193,766           (512,298)         426,486
                                                          -------------------------------------------------
 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                741,960         (1,422,858)         763,972
                                                          -------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                        680,011                  1        3,712,470
 Less: Accumulated depreciation and depletion                  215,359                  -        1,697,212
                                                          -------------------------------------------------

                                                               464,652                  1        2,015,258
                                                          -------------------------------------------------

                                                           $ 2,020,860        $(1,990,176)      $4,239,054
                                                          =================================================

                              MCN ENERGY GROUP INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                                 MICHCON                              FINANCING
                                                                 MCN             HOLDINGS        CITIZENS             COMPANIES
                                                          -----------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                               $    8,652       $   95,199          $  1,535        $       -
 Notes payable                                                     200,000          238,507             6,399                -
 Current portion of long-term debt and capital
      lease obligations                                                  -           27,984                 -                -
 Federal income, property and other taxes payable                   (4,614)          70,431               322                -
 Customer deposits                                                       -           17,698                 9                -
 Other                                                              18,513           68,027               886            1,136
                                                          -----------------------------------------------------------------------

                                                                   222,551          517,846             9,151            1,136
                                                          -----------------------------------------------------------------------
 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                              (6,849)         105,346             1,800                -
 Unamortized investment tax credit                                       -           27,778               244                -
 Minority interest                                                       -            8,716                 -                -
 Other                                                             433,713          207,703             3,887                -
                                                          -----------------------------------------------------------------------

                                                                   426,864          349,543             5,931                -
                                                          -----------------------------------------------------------------------
 CAPITALIZATION
 Long-term debt, including capital lease obligations                     -          680,909                 -                -
 Redeemable preferred securities of subsidiaries                         -                -                 -          402,922
 Common shareholders' equity                                       818,663          742,891             9,878           20,085
                                                          -----------------------------------------------------------------------

                                                                   818,663        1,423,800             9,878          423,007
                                                          -----------------------------------------------------------------------

                                                                $1,468,078       $2,291,189          $ 24,960        $ 424,143
                                                          =======================================================================



                                                              MCNEE         ELIMINATIONS          MCN
                                                             CONSOL.        AND RECLASSES        CONSOL.
                                                          ------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                           $  239,094        $   (48,341)      $  296,139
 Notes payable                                                 155,383             17,466          617,755
 Current portion of long-term debt and capital
      lease obligations                                            118                  -           28,102
 Federal income, property and other taxes payable                3,428             (1,067)          68,500
 Customer deposits                                                   -                  -           17,707
 Other                                                          95,170            (11,925)         171,807
                                                          ------------------------------------------------

                                                               493,193            (43,867)       1,200,010
                                                          ------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                          17,871           (118,168)               -
 Unamortized investment tax credit                                   -                  -           28,022
 Minority interest                                               2,380                  -           11,096
 Other                                                          80,730           (405,154)         320,879
                                                          ------------------------------------------------

                                                               100,981           (523,322)         359,997
                                                          ------------------------------------------------
 CAPITALIZATION
 Long-term debt, including capital lease obligations           776,708                  -        1,457,617
 Redeemable preferred securities of subsidiaries                     -                  -          402,922
 Common shareholders' equity                                   649,978         (1,422,987)         818,508
                                                          ------------------------------------------------

                                                             1,426,686         (1,422,987)       2,679,047
                                                          ------------------------------------------------

                                                            $2,020,860        $(1,990,176)     $ 4,239,054
                                                          ================================================

                              MCN ENERGY GROUP INC.
                             MichCon Holdings, Inc.
                      Consolidating Statement of Operations
                      For the Year Ended December 31, 1999
                                 (in Thousands)

                                                                             MICHCON          MICHCON            MICHCON
                                                                             HOLDINGS       CONSOLIDATED       ENTERPRISES
                                                                           ------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                                 $        -      $   907,471          $    926
 Transportation                                                                     -          165,245                 -
 Other                                                                              -           63,023            17,451
                                                                           ------------------------------------------------
                                                                                    -        1,135,739            18,377
                                                                           ------------------------------------------------
 OPERATING EXPENSES
 Cost of sales                                                                      -          483,925            14,613
 Operation and maintenance                                                          -          266,104             9,012
 Depreciation, depletion and amortization                                           -           98,879               355
 Property and other taxes                                                           -           45,230                25
 Merger costs                                                                       -           25,429                 -
                                                                           ------------------------------------------------
                                                                                    -          919,567            24,005
                                                                           ------------------------------------------------
 OPERATING INCOME (LOSS)                                                            -          216,172            (5,628)
                                                                           ------------------------------------------------
 EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES               102,072            1,976                 -
                                                                           ------------------------------------------------
 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                    -            2,604                44
 Interest on long-term debt                                                         -          (47,265)                -
 Other interest expense                                                             -           (8,626)             (457)
 Minority interest                                                                  -           (1,020)                -
 Other                                                                              -           (1,016)             (462)
                                                                           ------------------------------------------------
                                                                                    -          (55,323)             (875)
                                                                           ------------------------------------------------
 INCOME (LOSS) BEFORE INCOME TAXES                                            102,072          162,825            (6,503)
 INCOME TAX PROVISION (BENEFIT)                                                     -           56,489            (2,239)
                                                                           ------------------------------------------------
 NET INCOME (LOSS)                                                          $ 102,072      $   106,336          $ (4,264)
                                                                           ================================================

                                                                                                     MICHCON
                                                                             ELIMINATIONS            HOLDINGS
                                                                             AND RECLASSES           CONSOL.
                                                                           --------------------------------------
 OPERATING REVENUES
 Gas sales                                                                  $        -                $  908,397
 Transportation                                                                 (3,906)                  161,339
 Other                                                                           3,834                    84,308
                                                                           --------------------------------------
                                                                                   (72)                1,154,044
                                                                           --------------------------------------
 OPERATING EXPENSES
 Cost of sales                                                                     (47)                  498,491
 Operation and maintenance                                                           -                   275,116
 Depreciation, depletion and amortization                                            -                    99,234
 Property and other taxes                                                            -                    45,255
 Merger costs                                                                        -                    25,429
                                                                           --------------------------------------
                                                                                   (47)                  943,525
                                                                           --------------------------------------
 OPERATING INCOME (LOSS)                                                           (25)                  210,519
                                                                           --------------------------------------
 EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES               (102,072)                    1,976
                                                                           --------------------------------------
 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                  (411)                    2,237
 Interest on long-term debt                                                          -                   (47,265)
 Other interest expense                                                            378                    (8,705)
 Minority interest                                                                   -                    (1,020)
 Other                                                                              58                    (1,420)
                                                                           --------------------------------------
                                                                                    25                   (56,173)
                                                                           --------------------------------------
 INCOME (LOSS) BEFORE INCOME TAXES                                            (102,072)                  156,322
 INCOME TAX PROVISION (BENEFIT)                                                      -                    54,250
                                                                           --------------------------------------
 NET INCOME (LOSS)                                                          $ (102,072)               $  102,072
                                                                           ======================================

                              MCN ENERGY GROUP INC.
                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                         MICHCON       MICHCON       MICHCON       ELIMINATIONS    MICHCON HOLDINGS
                                                        HOLDINGS    CONSOLIDATED   ENTERPRISES     AND RECLASSES        CONSOL.
                                                    --------------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)      $       7      $     9,705      $    392      $       (1)         $    10,103
 Accounts receivable                                       226          165,189         2,947            (645)             167,717
 Allowance for doubtful accounts                             -          (17,777)            -               -              (17,777)
 Unbilled revenue                                            -           98,866             -               -               98,866
 Gas in inventory                                            -           74,150             -               -               74,150
 Property taxes assessed applicable to
      future periods                                         -           60,589             -               -               60,589
 Other                                                       -           31,594        11,293          (8,055)              34,832
                                                    --------------------------------------------------------------------------------
                                                           233          422,316        14,632          (8,701)             428,480
                                                    --------------------------------------------------------------------------------
 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                    -           67,210             -               -               67,210
 Other                                                       -          249,475             -             200              249,675
                                                    --------------------------------------------------------------------------------
                                                             -          316,685             -             200              316,885
                                                    --------------------------------------------------------------------------------
 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                        742,658           19,115             -        (742,658)              19,115
                                                    -------------------------------------------------------------------------------
 PROPERTY, PLANT AND EQUIPMENT, AT COST                      -        2,988,318         3,065              (1)           2,991,382
 Less: Accumulated depreciation and depletion                -        1,463,706           967               -            1,464,673
                                                    --------------------------------------------------------------------------------
                                                             -        1,524,612         2,098              (1)           1,526,709
                                                    -------------------------------------------------------------------------------
                                                     $ 742,891      $ 2,282,728      $ 16,730      $ (751,160)         $ 2,291,189
                                                    ================================================================================

                              MCN ENERGY GROUP INC.
                             MICHCON HOLDINGS, INC.
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                              MICHCON     MICHCON       MICHCON    ELIMINATIONS    MICHCON HOLDINGS
                                                              HOLDINGS  CONSOLIDATED  ENTERPRISES  AND RECLASSES     CONSOLIDATED
                                                             -----------------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION
 CURRENT LIABILITIES
 Accounts payable                                             $       -   $    93,549     $  1,814     $     (164)      $   95,199
 Notes payable                                                        -       237,785        8,667         (7,945)         238,507
 Current portion of long-term debt and capital lease
     obligations                                                      -        27,984            -              -           27,984
 Federal income, property and other taxes payable                     -        71,415         (984)             -           70,431
 Customer deposits                                                    -        17,698            -              -           17,698
 Other                                                                -        68,339           81           (393)          68,027
                                                             -----------------------------------------------------------------------

                                                                      -       516,770        9,578         (8,502)         517,846
                                                             -----------------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                                -       105,351           (4)            (1)          105,346
 Unamortized investment tax credit                                    -        27,778            -              -           27,778
 Minority interest                                                    -         8,716            -              -            8,716
 Other                                                                -       207,702            -              1          207,703
                                                             -----------------------------------------------------------------------
                                                                      -       349,547           (4)             -          349,543
                                                             -----------------------------------------------------------------------
 CAPITALIZATION
 Long-term debt, including capital lease obligations                  -       680,909            -              -          680,909
 Common shareholders' equity                                    742,891       735,502        7,156       (742,658)         742,891
                                                             -----------------------------------------------------------------------

                                                                742,891     1,416,411        7,156       (742,658)       1,423,800
                                                             -----------------------------------------------------------------------

                                                              $ 742,891   $ 2,282,728     $ 16,730     $ (751,160)     $ 2,291,189
                                                             =======================================================================

                             MCN ENERGY GROUP INC.
                       MICHIGAN CONSOLIDATED GAS COMPANY
                     CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                 MICHCON          MICHCON
                                                                 MICHCON        DEVELOPMENT        PIPELINE
                                                                -------------------------------------------

OPERATING REVENUES
Gas sales                                                        $   907,411    $        --      $     136
Transportation                                                       137,978             --         24,120
Other                                                                 51,157             --         15,764
                                                                 -----------------------------------------
                                                                   1,096,546             --         40,020
                                                                 -----------------------------------------

OPERATING EXPENSES
Cost of sales                                                        484,237             --             --
Operation and maintenance                                            272,327             --         19,587
Depreciation, depletion and amortization                              93,004             --          5,875
Property and other taxes                                              44,209             --          1,051
Merger costs                                                              --             --             --
                                                                 -----------------------------------------
                                                                     893,777             --         26,513
                                                                 -----------------------------------------
OPERATING INCOME (LOSS)                                              202,769             --         13,507
                                                                 -----------------------------------------

EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES         7,539           (439)            --
                                                                 -----------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                          540            154            935
Interest on long-term debt                                           (44,796)            --         (2,469)
Other interest expense                                                (7,482)            --           (194)
Minority interest                                                       --               --         (1,020)
Other                                                                    163            (89)        (1,057)
                                                                 -----------------------------------------
                                                                     (51,575)            65         (3,805)
                                                                 -----------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                    158,733           (374)         9,702
INCOME TAX PROVISION (BENEFIT)                                        52,397           (131)         3,417
                                                                 -----------------------------------------
NET INCOME (LOSS)                                                $   106,336    $      (243)   $     6,285
                                                                 =========================================




                                                                BLUE LAKE      ELIMINATIONS     MICHCON
                                                                HOLDING CO.     AND RECLASSES  CONSOLIDATED
                                                                ----------------------------------------------
OPERATING REVENUES
Gas sales                                                        $        --    $       (76)   $   907,471
Transportation                                                            --          3,147        165,245
Other                                                                     --         (3,898)        63,023
                                                                 -----------------------------------------
                                                                          --           (827)     1,135,739
                                                                 -----------------------------------------
OPERATING EXPENSES
Cost of sales                                                             --           (312)       483,925
Operation and maintenance                                                 --        (25,810)       266,104
Depreciation, depletion and amortization                                  --           --           98,879
Property and other taxes                                                  --            (30)        45,230
Merger costs                                                              --         25,429         25,429
                                                                 -----------------------------------------

                                                                          --           (723)       919,567
                                                                 -----------------------------------------

OPERATING INCOME (LOSS)                                                   --           (104)   $   216,172
                                                                 -----------------------------------------

EQUITY IN EARNINGS (LOSSES) OF JOINT VENTURES AND SUBSIDIARIES         2,415         (7,539)         1,976
                                                                 ------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                           --            975          2,604
Interest on long-term debt                                                --           --          (47,265)
Other interest expense                                                    --           (950)        (8,626)
Minority interest                                                         --           --           (1,020)
Other                                                                   (112)            79         (1,016)
                                                                 -----------------------------------------

                                                                        (112)           104        (55,323)
                                                                 -----------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                      2,303         (7,539)       162,825
INCOME TAX PROVISION (BENEFIT)                                           806             --         56,489
                                                                 -----------------------------------------

NET INCOME (LOSS)                                                $     1,497    $    (7,539)   $   106,336
                                                                 =========================================

                              MCN ENERGY GROUP INC.
                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                           MICHCON          MICHCON
                                                                          MICHCON        DEVELOPMENT        PIPELINE
                                                                     -------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)                        $     3,704        $      97          $  5,895
Accounts receivable                                                       158,311              102             9,172
Allowance for doubtful accounts                                           (17,877)               -                 -
Unbilled revenue                                                           98,866                -                 -
Gas in inventory                                                           74,150                -                 -
Property taxes assessed applicable to
     future periods                                                        60,589                -                 -
Other                                                                      27,123            1,082            13,007
                                                                     -------------------------------------------------------

                                                                          404,866            1,281            28,074
                                                                     -------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                                     625                -                 -
 Other                                                                    453,202              269               796
                                                                     -------------------------------------------------------

                                                                          453,827              269               796
                                                                     -------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                            52,591            9,973                 -
                                                                     -------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                 2,886,650            1,931            99,736
 Less: Accumulated depreciation and depletion                           1,434,510              122            29,074
                                                                     -------------------------------------------------------

                                                                        1,452,140            1,809            70,662
                                                                     -------------------------------------------------------

                                                                      $ 2,363,424        $  13,332          $ 99,532
                                                                     =======================================================




                                                        BLUE LAKE       ELIMINATIONS         MICHCON
                                                       HOLDING CO.     AND RECLASSES      CONSOLIDATED
                                                       ---------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)         $     8        $        1         $    9,705
Accounts receivable                                          -            (2,396)           165,189
Allowance for doubtful accounts                              -               100            (17,777)
Unbilled revenue                                             -                 -             98,866
Gas in inventory                                             -                 -             74,150
Property taxes assessed applicable to
     future periods                                          -                 -             60,589
Other                                                        -            (9,618)            31,594
                                                       ---------------------------------------------------

                                                             8           (11,913)           422,316
                                                       ---------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Investment in debt and equity securities                    -            66,585             67,210
 Other                                                     117          (204,909)           249,475
                                                       ---------------------------------------------------

                                                           117          (138,324)           316,685
                                                       ---------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                          9,142           (52,591)            19,115
                                                       ---------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                      -                 1          2,988,318
 Less: Accumulated depreciation and depletion                -                 -          1,463,706
                                                       ---------------------------------------------------

                                                             -                 1          1,524,612
                                                       ---------------------------------------------------

                                                       $ 9,267        $ (202,827)        $2,282,728
                                                       ===================================================


                              MCN ENERGY GROUP INC.
                        MICHIGAN CONSOLIDATED GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                           MICHCON          MICHCON
                                                                          MICHCON        DEVELOPMENT        PIPELINE
                                                                     -------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                     $    85,150         $     40          $ 10,326
 Notes payable                                                            251,211                -             5,258
 Current portion of long-term debt and capital lease
      obligations                                                           1,024                -                 -
 Federal income, property and other taxes payable                          70,608              327               456
 Other                                                                     89,331                -             6,592
                                                                     -------------------------------------------------------

                                                                          497,324              367            22,632
                                                                     -------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                        402,413            2,330             5,947
 Unamortized investment tax credit                                              -                -                 -
 Minority interest                                                              -                -             8,716
 Other                                                                     74,536              670                 -
                                                                     -------------------------------------------------------

                                                                          476,949            3,000            14,663
                                                                     -------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                      653,649                -            27,260
 Common shareholders' equity                                              735,502            9,965            34,977
                                                                     -------------------------------------------------------

                                                                        1,389,151            9,965            62,237
                                                                     -------------------------------------------------------

                                                                      $ 2,363,424         $ 13,332          $ 99,532
                                                                     =======================================================






                                                                  BLUE LAKE       ELIMINATIONS           MICHCON
                                                                 HOLDING CO.     AND RECLASSES        CONSOLIDATED
                                                                 -------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                 $    68        $   (2,036)           $    93,549
 Notes payable                                                          -           (18,684)               237,785
 Current portion of long-term debt and capital lease
      obligations                                                       -            26,960                 27,984
 Federal income, property and other taxes payable                      24                 -                 71,415
 Other                                                                  -            (9,885)                86,037
                                                                 -------------------------------------------------------

                                                                       92            (3,645)               516,770
                                                                 -------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Accumulated deferred income taxes                                  1,526          (306,865)               105,351
 Unamortized investment tax credit                                      -            27,778                 27,778
 Minority interest                                                      -                 -                  8,716
 Other                                                                  -           132,496                207,702
                                                                 -------------------------------------------------------

                                                                    1,526          (146,591)               349,547
                                                                 -------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                    -                 -                680,909
 Common shareholders' equity                                        7,649           (52,591)               735,502
                                                                 -------------------------------------------------------

                                                                    7,649           (52,591)             1,416,411
                                                                 -------------------------------------------------------

                                                                  $ 9,267        $ (202,827)           $ 2,282,728
                                                                 =======================================================


                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                                           COMBUSTION
                                                                          MCNEE           BRIDGEWATER       CONCEPTS
                                                                    ------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                                     $       -              $ -              $ -
Transportation                                                                -                -                -
Other                                                                         -                -                -
                                                                    ------------------------------------------------------
                                                                              -                -                -
                                                                    ------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                                 -                -                -
Operation and maintenance                                                19,803                1                -
Depreciation, depletion and amortization                                    110                -                -
Property and other taxes                                                    816                1                -
Unusual charges                                                               -                -                -
Merger costs                                                                  -                -                -
                                                                    ------------------------------------------------------
                                                                         20,729                2                -
                                                                    ------------------------------------------------------
OPERATING INCOME (LOSS)                                                 (20,729)              (2)               -
                                                                    ------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                   (88,685)               -                -
                                                                    ------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                                          49,813                -                -
Interest on long-term debt                                              (48,850)               -                -
Other interest expense                                                   (8,705)               -                -
Loss on sale of E & P properties                                        (81,989)               -                -
Investment and contract losses                                           (9,903)               -                -
Minority interest                                                             -                -                -
Other                                                                    50,196                -                -
                                                                    ------------------------------------------------------

                                                                        (49,438)               -                -
                                                                    ------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                      (158,852)              (2)               -
INCOME TAX PROVISION (BENEFIT)                                          (24,641)              (2)               -
                                                                    ------------------------------------------------------
LOSS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                                                   (134,211)               -                -
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                        -                -                -
                                                                    ------------------------------------------------------
NET INCOME (LOSS)                                                    $ (134,211)             $ -              $ -
                                                                    ======================================================



                                                                 TOTAL
                                                                  GAS           ELIMINATIONS          MCNEE
                                                               SERVICES         AND RECLASSES        CONSOL.
                                                            --------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                          $ 1,313,505           $      -      $ 1,313,505
Transportation                                                     489                  -              489
Other                                                           10,695                  -           10,695
                                                           ---------------------------------------------------

                                                             1,324,689                  -        1,324,689
                                                           ---------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                1,118,593                  -        1,118,593
Operation and maintenance                                      146,284            (15,930)         150,158
Depreciation, depletion and amortization                        62,516                  -           62,626
Property and other taxes                                         9,529                  -           10,346
Unusual charges                                                 52,460              6,875           59,335
Merger costs                                                         -              9,055            9,055
                                                           ---------------------------------------------------

                                                             1,389,382                  -        1,410,113
                                                           ---------------------------------------------------

OPERATING INCOME (LOSS)                                        (64,693)                 -          (85,424)
                                                           ---------------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES           49,303             89,810           50,428
                                                           ---------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                  3,828            (49,403)           4,238
Interest on long-term debt                                       5,876                  -          (42,974)
Other interest expense                                         (51,574)             9,017          (51,262)
Loss on sale of E & P properties                                     -                  -          (81,989)
Investment and contract losses                                       -                  -           (9,903)
Minority interest                                                 (592)                 -             (592)
Other                                                          (75,751)            43,679           18,124
                                                           ---------------------------------------------------

                                                              (118,213)             3,293         (164,358)
                                                           ---------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                             (133,603)            93,103         (199,354)
INCOME TAX PROVISION (BENEFIT)                                 (44,918)             1,546          (68,015)
                                                           ---------------------------------------------------
LOSS BEFORE CUMULATIVE EFFECT OF
   ACCOUNTING CHANGE                                           (88,685)            91,557         (131,339)
CUMULATIVE EFFECT OF ACCOUNTING CHANGE                               -             (2,872)          (2,872)
                                                           ---------------------------------------------------
NET INCOME (LOSS)                                          $   (88,685)          $ 88,685      $  (134,211)
                                                           ===================================================

                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                                                COMBUSTION
                                                                               MCNEE          BRIDGEWATER        CONCEPTS
                                                                     ------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and cash equivalents
      at cost (which approximates market value)                           $   758,549          $    43              $ 20
 Accounts receivable                                                            4,092                -                 -
 Allowance for doubtful accounts                                                    -                -                 -
 Gas in inventory                                                                   -                -                 -
 Property taxes assessed applicable to
      future periods                                                                -                5                 -
 Other                                                                          7,123                -                 -
                                                                     ------------------------------------------------------

                                                                              769,764               48                20
                                                                     ------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Deferred income taxes                                                              -               78                 3
 Investment in debt and equity securities                                           -                -                 -
 Other                                                                         29,760                -                61
                                                                     ------------------------------------------------------

                                                                               29,760               78                64
                                                                     ------------------------------------------------------

 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                               816,942                -                 -
                                                                     ------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                                           450              985                 -
 Less: Accumulated depreciation and depletion                                     123                -                 -
                                                                     ------------------------------------------------------

                                                                                  327              985                 -
                                                                     ------------------------------------------------------

                                                                          $ 1,616,793          $ 1,111              $ 84
                                                                     ======================================================




                                                              TOTAL
                                                               GAS          ELIMINATIONS         MCNEE
                                                             SERVICES       AND RECLASSES        CONSOL.
                                                       ---------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents
     at cost (which approximates market value)            $    27,847      $   (737,268)       $   49,191
Accounts receivable                                           405,920            (5,713)          404,299
Allowance for doubtful accounts                                (2,767)                -            (2,767)
Gas in inventory                                              106,223                 -           106,223
Property taxes assessed applicable to
     future periods                                             1,780                 -             1,785
Other                                                          (6,368)           60,996            61,751
                                                       ---------------------------------------------------

                                                              532,635          (681,985)          620,482
                                                       ---------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                          86,081            28,808           114,970
Investment in debt and equity securities                        4,242                 -             4,242
Other                                                          74,566           (29,833)           74,554
                                                       ---------------------------------------------------

                                                              164,889            (1,025)          193,766
                                                       ---------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                                738,875          (813,857)          741,960
                                                       ---------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                        678,576                 -           680,011
Less: Accumulated depreciation and depletion                  215,236                 -           215,359
                                                       ---------------------------------------------------

                                                              463,340                 -           464,652
                                                       ---------------------------------------------------

                                                          $ 1,899,739      $ (1,496,867)       $ 2,020,860
                                                       ===================================================

                              MCN ENERGY GROUP INC.
                             MCN ENERGY ENTERPRISES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                                                                         TOTAL
                                                                                                        COMBUSTION        GAS
                                                                           MCNEE        BRIDGEWATER      CONCEPTS       SERVICES
                                                                     --------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                      $     3,050     $     1             $  -      $   241,752
 Notes payable                                                             159,564           -                -          732,367
 Current portion of long-term debt and capital lease
      obligations                                                                -           -                -              118
 Federal income, property and other taxes payable                           (8,578)       (194)              25          (73,041)
 Other                                                                      22,386           -                -           55,813
                                                                     --------------------------------------------------------------

                                                                           176,422        (193)              25          957,009
                                                                     --------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                                       1,741         218               (5)          15,916
 Minority interest                                                               -           -                -            2,380
 Other                                                                      12,386           -               37          111,286
                                                                     --------------------------------------------------------------

                                                                            14,127         218               32          129,582
                                                                     --------------------------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                       776,110           -                -              597
 Common shareholders' equity                                               650,134       1,086               27          812,551
                                                                     --------------------------------------------------------------

                                                                         1,426,244       1,086               27          813,148
                                                                     --------------------------------------------------------------

                                                                       $ 1,616,793     $ 1,111             $ 84      $ 1,899,739
                                                                     ==============================================================






                                                                       ELIMINATIONS            MCNEE
                                                                       AND RECLASSES           CONSOL.
                                                            -----------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                                   $     (5,710)          $   239,094
 Notes payable                                                          (736,548)              155,383
 Current portion of long-term debt and capital lease
      obligations                                                              -                   118
 Federal income, property and other taxes payable                         85,217                 3,428
 Other                                                                    16,971                95,170
                                                            -----------------------------------------------

                                                                        (640,070)              493,193
                                                            -----------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                                         1                17,871
 Minority interest                                                             -                 2,380
 Other                                                                   (42,979)               80,730
                                                            -----------------------------------------------

                                                                         (42,978)              100,981
                                                            -----------------------------------------------

 CAPITALIZATION
 Long-term debt, including capital lease obligations                           1               776,708
 Common shareholders' equity                                            (813,820)              649,978
                                                            -----------------------------------------------

                                                                        (813,819)            1,426,686
                                                            -----------------------------------------------

                                                                    $ (1,496,867)          $ 2,020,860
                                                            ===============================================


                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)




                                                                      CONSOLIDATED                        MCNIC        CONSOLIDATED
                                                          COENERGY      COENERGY         COENERGY          GAS             MCN
                                                          CANADIAN      TRADING           SUPPLY        STORAGE CO.      POWER CO.
                                                        ----------------------------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                           $      -  $ 1,162,169       $    99,604    $         6     $    51,914
Transportation                                                     -           (2)                -              -               -
Other                                                              -         (120)                -          5,845             293
                                                        --------------------------------------------------------------------------
                                                                   -    1,162,047            99,604          5,851          52,207
                                                        --------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                      -    1,133,373            89,420              5          47,859
Operation and maintenance                                         77       48,660                 3          4,124           8,048
Depreciation, depletion and amortization                           -        2,015                 -              1              76
Property and other taxes                                           3          107               135            345              87
Property write-downs and restructuring charges                     -         -                    -              -               -
                                                        --------------------------------------------------------------------------
                                                                  80    1,184,155            89,558          4,475          56,070
                                                        --------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                          (80)     (22,108)           10,046          1,376          (3,863)
                                                        --------------------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES              -       (2,857)                -          1,923          26,330
                                                        --------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                                   67          522                 -            514              85
Interest on long-term debt                                         -         -                    -              -           1,919
Other interest expense                                             -       (8,151)             (854)          (225)         (2,318)
Investment losses                                                  -         -                    -              -               -
Minority interest                                                  -         -                    -              -               -
Other                                                             (1)      (2,514)                -           (120)           (669)
                                                        --------------------------------------------------------------------------
                                                                  66      (10,143)             (854)           169            (983)
                                                        --------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                (14)     (35,108)            9,192          3,468          21,484
INCOME TAX PROVISION (BENEFIT)                                    (6)     (12,225)            3,217          1,214           7,504
                                                        --------------------------------------------------------------------------
NET INCOME (LOSS)                                        $        (8) $   (22,883)      $     5,975    $     2,254     $    13,980
                                                       ===========================================================================


                                                                                        CONSOLIDATED
                                                                                           MCNIC
                                                       CONSOLIDATED    CONSOLIDATED      PIPELINE &                    CONSOLIDATED
                                                          INT'L          MCNIC            PROCESSING     ELIMINATIONS        GAS
                                                         SERVICES       OIL & GAS            GROUP     AND RECLASSES      SERVICES
                                                      -----------------------------------------------------------------------------

OPERATING REVENUES
Gas and oil sales                                           $      -     $   151,818    $    16,053    $  (168,059)     $ 1,313,505
Transportation                                                     -               -          2,300         (1,811)             489
Other                                                              -           1,271          8,688         (5,280)          10,695
                                                      -----------------------------------------------------------------------------
                                                                   -         153,089         27,041       (175,150)       1,324,689
                                                      -----------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                      -           1,811         15,994       (169,869)       1,118,593
Operation and maintenance                                      4,746          73,639         12,268         (5,281)         146,284
Depreciation, depletion and amortization                         109          57,276          3,037              2           62,516
Property and other taxes                                           -           8,042            810              -            9,529
Property write-downs and restructuring charges                     -          52,000            460              -           52,460
                                                      -----------------------------------------------------------------------------
                                                               4,855         192,768         32,569       (175,148)       1,389,382
                                                      -----------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                       (4,855)        (39,679)        (5,528)            (2)         (64,693)
                                                      -----------------------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES             62               -         23,845              -           49,303
                                                      -----------------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                1,219             352          1,069              -            3,828
Interest on long-term debt                                       334           2,524          1,099              -            5,876
Other interest expense                                          (976)        (17,694)       (21,356)             -          (51,574)
Investment losses                                                  -         (89,447)             -              2          (89,445)
Minority interest                                                  -               -           (592)             -             (592)
Other                                                             30          11,715          5,253              -           13,694
                                                      -----------------------------------------------------------------------------
                                                                 607         (92,550)       (14,527)             2         (118,213)
                                                      -----------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                             (4,186)       (132,229)         3,790              -         (133,603)
INCOME TAX PROVISION (BENEFIT)                                  (178)        (45,066)           622              -          (44,918)
                                                      -----------------------------------------------------------------------------
NET INCOME (LOSS)                                           $ (4,008)    $   (87,163)   $     3,168       $      -      $   (88,685)
                                                      =============================================================================

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                       CONSOLIDATED                   MCNIC        CONSOLIDATED
                                                         COENERGY        COENERGY      COENERGY        GAS             MCN
                                                         CANADIAN         TRADING      SUPPLY CO.    STORAGE CO.    POWER CO.
                                                        -----------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
  at cost (which approximates market value)             $    1,834     $   5,232      $     336     $   5,611     $   1,352
Accounts receivable                                              -       210,331         18,615         1,833        12,275
Allowance for doubtful accounts                                  -        (2,767)             -             -             -
Gas in inventory                                                 -       104,218          1,422             -           583
Property taxes assessed applicable to future periods             -             -              -             -             -
Other                                                            -       (16,162)             -            88            16
                                                        -----------------------------------------------------------------------
                                                             1,834       300,852         20,373         7,532        14,226
                                                        -----------------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                            -            28              -         1,602        14,636
Investment in debt and equity securities                         -             -              -         1,250             -
Other                                                            -        68,111             35            18         3,327
                                                        -----------------------------------------------------------------------
                                                                 -        68,139             35         2,870        17,963
                                                        -----------------------------------------------------------------------
INVESTMENTS IN AND ADVANCES TO JOINT
  VENTURES AND SUBSIDIARIES                                      -        (1,457)             -        18,986       134,904
                                                        -----------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST                           -         4,517              -           559        52,352
Less: Accumulated depreciation and depletion                     -         2,352              -             1           103
                                                        -----------------------------------------------------------------------
                                                                 -         2,165              -           558        52,249
                                                        -----------------------------------------------------------------------
                                                        $    1,834     $ 369,699      $  20,408     $  29,946     $ 219,342
                                                        =======================================================================


                                                                                       CONSOLIDATED
                                                                                          MCNIC
                                                         CONSOLIDATED   CONSOLIDATED    PIPELINE &                   CONSOLIDATED
                                                             INT'L          MCNIC       PROCESSING     ELIMINATIONS      GAS
                                                           SERVICES       OIL & GAS       GROUP       AND RECLASSES    SERVICES
                                                      ------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
  at cost (which approximates market value)            $        20     $   11,122    $    2,338     $       2      $    27,847
Accounts receivable                                             --        129,556        62,720       (29,410)         405,920
Allowance for doubtful accounts                                 --             --            --            --           (2,767)
Gas in inventory                                                --             --            --            --          106,223
Property taxes assessed applicable to future periods            --          1,415           365            --            1,780
Other                                                        2,055          2,342         5,293            --           (6,368)
                                                      ------------------------------------------------------------------------------
                                                             2,075        144,435        70,716       (29,408)         532,635
                                                      ------------------------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                           --         68,376         1,437             2           86,081
Investment in debt and equity securities                        --             --         2,992            --            4,242
Other                                                         (151)         2,054         1,506          (334)          74,566
                                                      ------------------------------------------------------------------------------
                                                              (151)        70,430         5,935          (332)         164,889
                                                      ------------------------------------------------------------------------------
INVESTMENTS IN AND ADVANCES TO JOINT
  VENTURES AND SUBSIDIARIES                                 28,781              4       567,106        (9,449)         738,875
                                                      ------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST                       1,155        573,514        46,480            (1)         678,576
Less: Accumulated depreciation and depletion                   189        207,375         5,216            --          215,236
                                                      ------------------------------------------------------------------------------
                                                               966        366,139        41,264            (1)         463,340
                                                      ------------------------------------------------------------------------------
                                                       $    31,671     $  581,008    $  685,021     $ (39,190)     $ 1,899,739
                                                      ==============================================================================

                              MCN ENERGY GROUP INC.
                                  GAS SERVICES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)




                                                                      CONSOLIDATED                       MCNIC        CONSOLIDATED
                                                         COENERGY       COENERGY        COENERGY          GAS             MCN
                                                         CANADIAN        TRADING         SUPPLY        STORAGE CO.      POWER CO.
                                                      ------------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                        $  1,443     $   155,860     $   13,496      $   9,759       $   33,968
Notes payable                                                  -         136,402          6,215              -           26,514
Current portion of long-term debt and capital lease
  obligations                                                  -               -              -              -                -
Federal income, property and other taxes payable            (187)        (11,879)          (319)        (1,553)           4,339
Other                                                         12             883             26              -              142
                                                        ----------------------------------------------------------------------------
                                                           1,268         281,266         19,418          8,206           64,963
                                                        ----------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                              -          (3,815)            39          3,562            9,516
Minority interest                                              -               -              -             -                 -
Other                                                          -          85,107              -         21,913            1,766
                                                        ----------------------------------------------------------------------------
                                                               -          81,292             39         25,475           11,282
                                                        ----------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations            -               -              -           (174)             600
Common shareholders' equity                                  566           7,141            951         (3,561)         142,497
                                                        ----------------------------------------------------------------------------
                                                             566           7,141            951         (3,735)         143,097
                                                        ----------------------------------------------------------------------------
                                                        $  1,834      $  369,699     $   20,408      $  29,946       $  219,342
                                                        ============================================================================









                                                                                      CONSOLIDATED
                                                                                         MCNIC
                                                       CONSOLIDATED   CONSOLIDATED     PIPELINE &                     CONSOLIDATED
                                                          INT'L          MCNIC         PROCESSING    ELIMINATIONS         GAS
                                                          SERVICES     OIL & GAS         GROUP      AND RECLASSES       SERVICES
                                                      ------------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                        $   1,257    $    41,357    $    14,353    $   (29,741)     $   241,752
Notes payable                                                   -        216,754        346,482              -          732,367
Current portion of long-term debt and capital lease
  obligations                                                   -            118              -              -              118
Federal income, property and other taxes payable             (838)       (55,495)        (7,109)             -          (73,041)
Other
                                                                -          5,707         49,044             (1)          55,813
                                                        ----------------------------------------------------------------------------
                                                              419        208,441        402,770        (29,742)         957,009
                                                        ----------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                               -          2,935          3,679              -           15,916
Minority interest                                               -              -         11,829         (9,449)           2,380
Other                                                           -          2,500              -              -          111,286
                                                        ----------------------------------------------------------------------------
                                                                -          5,435         15,508         (9,449)         129,582
                                                        ----------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations             -             90             81              -              597
Common shareholders' equity                                31,252        367,042        266,662              1          812,551
                                                        ----------------------------------------------------------------------------
                                                           31,252        367,132        266,743              1          813,148
                                                        ----------------------------------------------------------------------------
                                                        $  31,671    $   581,008    $   685,021    $   (39,190)     $ 1,899,739
                                                        ============================================================================

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                        PIPELINE &                OFFSHORE
                                                        PROCESSING                PIPELINE       MICHIGAN      MOBILE BAY
                                                         COMPANY       JONAH      AND PROC.      HOLDINGS      GATHERING
                                                          PARENT      PIPELINE     COMPANY          INC.        COMPANY
                                                      -----------------------------------------------------------------------
OPERATING REVENUES
Gas sales                                             $   16,053     $      -     $      -      $       -       $      -
Transportation                                                 -            -            -          2,247              -
Other                                                         52            -            -          8,396              -
                                                      -----------------------------------------------------------------------
                                                          16,105            -            -         10,643              -
                                                      -----------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                             15,994            -            -              -              -
Operation and maintenance                                  6,730            1           59          2,817             (4)
Depreciation, depletion and amortization                     606            5            1          1,475             82
Property and other taxes                                      28            -           37            431            185
Unusual charges                                             (270)           -            -              -              -
                                                      -----------------------------------------------------------------------
                                                          23,088            6           97          4,723            263
                                                      -----------------------------------------------------------------------
OPERATING INCOME                                          (6,983)          (6)         (97)         5,920           (263)
                                                      -----------------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES     14,498        2,837         (330)         3,153          5,538
                                                      -----------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                            6,557            -            -            90               -
Interest on long-term debt                                   829            -            -           222              48
Other interest expense                                   (21,334)           -          (10)       (2,494)         (3,325)
Other                                                      3,155            -            -          (215)             37
                                                      -----------------------------------------------------------------------
                                                         (10,793)           -          (10)       (2,397)         (3,240)
                                                      -----------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                (3,278)       2,831         (437)        6,676           2,035
INCOME TAX PROVISION (BENEFIT)                            (6,446)         991         (155)        2,451             679
                                                      -----------------------------------------------------------------------
NET INCOME (LOSS)                                     $    3,168     $  1,840     $   (282)     $  4,225        $  1,356
                                                      =======================================================================







                                                                                      MCNIC
                                                        INDIANA       METHANOL        RODEO         KCI       MOBILE BAY
                                                        GATHERING     COMPANIES     GATHERING    COMPANIES   NGL PIPELINE
                                                      ----------------------------------------------------------------------
OPERATING REVENUES
Gas sales                                              $       -     $      -      $     -      $      -      $     -
Transportation                                                53            -            -             -            -
Other                                                         29            -            -             -            -
                                                       --------------------------------------------------------------------
                                                              82            -            -             -            -
                                                       --------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                  -            -            -             -            -
Operation and maintenance                                     24            -          187             -            -
Depreciation, depletion and amortization                      20            9            -             -            -
Property and other taxes                                       5           12            -             -            -
Unusual charges                                                -            -          730             -            -
                                                       --------------------------------------------------------------------
                                                              49           21          917             -            -
                                                       --------------------------------------------------------------------
OPERATING INCOME                                              33          (21)        (917)            -            -
                                                       --------------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES          -         (665)       1,074          (425)         168
                                                       --------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                                -           -             -             -            -
Interest on long-term debt                                     -           -             -             -            -
Other interest expense                                         -           -             -             -            -
Other                                                          -           -          (325)            -          173
                                                       --------------------------------------------------------------------
                                                               -           -          (325)            -          173
                                                       --------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                    33        (686)         (168)         (425)         341
INCOME TAX PROVISION (BENEFIT)                                 -        (240)          (73)         (149)           -
                                                       --------------------------------------------------------------------
NET INCOME (LOSS)                                      $      33     $  (446)      $   (95)     $   (276)      $  341
                                                       ====================================================================


                                      16-a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                                                        MCNIC        PSCO2
                                                            EAST COAST                     MCNIC       VECTOR        PETRO-
                                                             PIPELINE     COPANO/KCS     MILLENNIUM    COMPANY       SOURCE
                                                           --------------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                 $         -     $      -      $      -      $     -      $     -
 Transportation                                                      -            -             -            -            -
 Other                                                               -            -             -            -            -
                                                           --------------------------------------------------------------------
                                                                     -            -             -            -            -
                                                           --------------------------------------------------------------------
 OPERATING EXPENSES
 Cost of sales                                                       -            -             -            -            -
 Operation and maintenance                                           4            -             -            -            -
 Depreciation, depletion and amortization                            1            6             -            -           21
 Property and other taxes                                            -            7             -            -            -
 Unusual charges                                                     -            -             -            -            -
                                                           --------------------------------------------------------------------
                                                                     5           13             -            -           21
                                                           --------------------------------------------------------------------
 OPERATING INCOME                                                   (5)         (13)            -            -          (21)
                                                           --------------------------------------------------------------------
 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES          (1,089)       2,784           445        1,483        3,213
                                                           --------------------------------------------------------------------
 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                     -            -             -            -            -
 Interest on long-term debt                                          -            -             -            -            -
 Other interest expense                                              -            -             -            -            -
 Other                                                               -            -             -            -            -
                                                           --------------------------------------------------------------------
                                                                     -            -             -            -            -
                                                           --------------------------------------------------------------------
 INCOME BEFORE INCOME TAXES                                     (1,094)       2,771           445        1,483        3,192
 INCOME TAX PROVISION (BENEFIT)                                   (642)         970             -            -        1,117
                                                           --------------------------------------------------------------------
 NET INCOME (LOSS)                                         $      (452)    $  1,801      $    445      $ 1,483      $ 2,075
                                                           ====================================================================






                                                              AMERICAN                                 PIPELINE &     PIPELINE &
                                                              CENTRAL        MOBILE                    PROCESSING     PROCESSING
                                                              EASTERN       BAY PROC     COAL FINES     COMPANY        COMPANY
                                                               TEXAS        COMPANY       CONSOL      ELIMINATIONS      CONSOL.
                                                          ----------------------------------------------------------------------
 OPERATING REVENUES
 Gas sales                                                $        -       $      -      $       -      $      -     $  16,053
 Transportation                                                    -              -              -             -         2,300
 Other                                                             -              -            211             -         8,688
                                                          ----------------------------------------------------------------------
                                                                   -              -            211             -        27,041
                                                          ----------------------------------------------------------------------
 OPERATING EXPENSES
 Cost of sales                                                     -              -              -             -        15,994
 Operation and maintenance                                         -              -          2,450             -        12,268
 Depreciation, depletion and amortization                          -            812              -            (1)        3,037
 Property and other taxes                                          -              -            105             -           810
 Unusual charges                                                   -              -              -             -           460
                                                          ----------------------------------------------------------------------
                                                                   -            812          2,555            (1)       32,569
                                                          ----------------------------------------------------------------------
 OPERATING INCOME                                                  -           (812)        (2,344)            1        (5,528)
                                                          ----------------------------------------------------------------------
 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES         6,440          2,375              -       (17,654)       23,845
                                                          ----------------------------------------------------------------------
 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                   -              -            228        (5,806)        1,069
 Interest on long-term debt                                        -              -              -             -         1,099
 Other interest expense                                            -              -              -         5,807       (21,356)
 Other                                                             -          1,035          1,449          (648)        4,661
                                                          ----------------------------------------------------------------------
                                                                   -          1,035          1,677          (647)      (14,527)
                                                          ----------------------------------------------------------------------
 INCOME BEFORE INCOME TAXES                                    6,440          2,598           (667)      (18,300)        3,790
 INCOME TAX PROVISION (BENEFIT)                                2,254             10           (145)            -           622
                                                          ----------------------------------------------------------------------
 NET INCOME (LOSS)                                        $    4,186       $  2,588      $    (522)    $ (18,300)    $   3,168
                                                          ======================================================================




                                      16-b

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                 PIPELINE &                OFFSHORE
                                                 PROCESSING                PIPELINE     MICHIGAN
                                                  COMPANY      JONAH       AND PROC.    HOLDINGS
                                                   PARENT     PIPELINE      COMPANY       INC.
                                                ------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $  92,326    $      --     $    --   $     736
Accounts receivable                                 47,354           --          --      12,272
Property taxes assessed applicable to
     future periods                                     --           --          --         332
Other                                                1,723           --          --       3,984
                                                ------------------------------------------------
                                                   141,403           --          --      17,324
                                                ------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities             2,992           --          --          --
Other                                                   (8)          --         115         302
                                                ------------------------------------------------
                                                     2,984           --         115         302
                                                ------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                     465,876       18,697      10,340      59,614
                                                ------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST               8,269          155          34      33,035
Less: Accumulated depreciation and depletion           532           14           1       4,589
                                                ------------------------------------------------
                                                     7,737          141          33      28,446
                                                ------------------------------------------------
                                                 $ 618,000    $  18,838   $  10,488   $ 105,686
                                                ================================================


                                                 MOBILE BAY                 MCNIC
                                                 GATHERING    METHANOL      RODEO      KCI       MOBILE BAY
                                                  COMPANY     COMPANIES   GATHERING  COMPANIES  NGL PIPELINE
                                               ---------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $       2      $    --     $    --     $    --     $    --
Accounts receivable                                  1,566           --          --          --          --
Property taxes assessed applicable to
     future periods                                     --           --          --          --          --
Other                                                   --           --          --          --          --
                                                --------------------------------------------------------------
                                                     1,568           --          --          --          --
                                                --------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                --           --          --          --          --
Other                                                  332          200          --       1,488          --
                                                --------------------------------------------------------------
                                                       332          200          --       1,488          --
                                                --------------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      95,644       56,720       4,877      22,075       5,932
                                                --------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  47          256          --          --          --
Less: Accumulated depreciation and depletion           (35)          24          --          --          --
                                                --------------------------------------------------------------
                                                        82          232          --          --          --
                                                --------------------------------------------------------------
                                                 $  97,626    $  57,152   $   4,877   $  23,563   $   5,932
                                                ==============================================================



                                      17-a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                       MCNIC      PSCO2
                                               EAST COAST                  MCNIC      VECTOR      PETRO-
                                                PIPELINE    COPANO/KCS   MILLENNIUM   COMPANY     SOURCE
                                              ----------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)     $    --     $    --     $    --     $    --     $    --
Accounts receivable                                     --          --          --          --          --
Property taxes assessed applicable to
     future periods                                     --          --          --          --          --
Other                                                   --          --          --          --          --
                                              -----------------------------------------------------------------
                                                        --          --          --          --          --
                                              -----------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                --          --          --          --          --
Other                                                   --           5          --          --          --
                                              -----------------------------------------------------------------
                                                        --           5          --          --          --
                                              -----------------------------------------------------------------
INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      30,024      49,447       4,131      22,438      25,122
                                              -----------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST                 114         189          21           8         610
Less: Accumulated depreciation and depletion             1          17          --          --          21
                                              -----------------------------------------------------------------
                                                       113         172          21           8         589
                                              -----------------------------------------------------------------
                                                 $  30,137   $  49,624   $   4,152   $  22,446   $  25,711
                                              =================================================================





                                                AMERICAN                              PIPELINE &   PIPELINE &
                                                 CENTRAL     MOBILE                  PROCESSING    PROCESSING
                                                 EASTERN    BAY PROC   COAL FINES      COMPANY      COMPANY
                                                  TEXAS      COMPANY     CONSOL      ELIMINATIONS    CONSOL.
                                               ---------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)   $      --     $    --     $    --    $ (90,726)   $   2,338
Accounts receivable                                     --          --       1,730         (202)      62,720
Property taxes assessed applicable to
     future periods                                     --          --          33         --            365
Other                                                   --          --          66         (480)       5,293
                                               ----------------------------------------------------------------
                                                        --          --       1,829      (91,408)      70,716
                                               ----------------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Investment in debt and equity securities                --          --          --           --        2,992
Other                                                   --          --         496           13        2,943
                                               ----------------------------------------------------------------
                                                        --          --         496           13        5,935
                                               ----------------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                      71,983      36,327          --     (412,141)     567,106
                                               ----------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  --       1,668       2,073            1       46,480
Less: Accumulated depreciation and depletion            --          49           3           --        5,216
                                               ----------------------------------------------------------------
                                                        --       1,619       2,070            1      41,264
                                               ----------------------------------------------------------------
                                                 $  71,983   $  37,946   $   4,395    $(503,535)   $ 685,021
                                               ================================================================



                                      17-b

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                           PIPELINE &                   OFFSHORE
                                                           PROCESSING                   PIPELINE         MICHIGAN       MOBILE BAY
                                                            COMPANY         JONAH       AND PROC.        HOLDINGS       GATHERING
                                                             PARENT       PIPELINE      COMPANY            INC.          COMPANY
                                                        -------------------------------------------------------------------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                           $  6,803       $     -       $     4          $  6,282        $     -
Notes payable                                               346,482             -             -            39,772         50,954
Federal income, property and other taxes
  payable                                                    (3,601)          (61)           35               128         (1,262)
Other                                                        48,312             -             -               206            232
                                                        -------------------------------------------------------------------------
                                                            397,996           (61)           39            46,388         49,924
                                                        -------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                           (46,659)          794         1,285            11,926         15,047
Minority interest                                                 -             -             -             2,341              -
                                                        -------------------------------------------------------------------------
                                                            (46,659)          794         1,285            14,267         15,047
                                                        -------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations               -             -            81                 -              -
Common shareholders' equity                                 266,663        18,105         9,083            45,031         32,655
                                                        -------------------------------------------------------------------------
                                                            266,663        18,105         9,164            45,031         32,655
                                                        -------------------------------------------------------------------------
                                                           $618,000       $18,838       $10,488          $105,686        $97,626
                                                        =========================================================================





                                                                            MCNIC
                                                           METHANOL         RODEO          KCI            MOBILE BAY
                                                           COMPANIES      GATHERING     COMPANIES        NGL PIPELINE
                                                       ----------------------------------------------------------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                           $     -        $    -        $     -          $    -
Notes payable                                                    -             -              -               -
Federal income, property and other taxes
  payable                                                   (1,504)         (337)           (48)              -
Other                                                            -           706              -               -
                                                       ---------------------------------------------------------------
                                                            (1,504)          369            (48)              -
                                                       ---------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                           13,979           411              -               -
Minority interest                                                -             -              -               -
                                                       ---------------------------------------------------------------
                                                            13,979           411              -               -
                                                       ---------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations              -             -              -               -
Common shareholders' equity                                 44,677         4,097         23,611           5,932
                                                       ---------------------------------------------------------------
                                                            44,677         4,097         23,611           5,932
                                                       ---------------------------------------------------------------
                                                           $57,152        $4,877        $23,563          $5,932
                                                       ===============================================================


                                      18-a

                              MCN ENERGY GROUP INC.
                       MCNIC PIPELINE & PROCESSING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                                          MCNIC       PSC02
                                                          EAST COAST                       MCNIC         VECTOR       PETRO-
                                                           PIPELINE       COPANO/KCS    MILLENNIUM       COMPANY      SOURCE
                                                      ---------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                           $     -        $     -       $    -           $     -      $     -
Notes payable                                                    -              -            -                 -            -
Federal income, property and other taxes
  payable                                                     (281)          (737)           -              (461)        (308)
Other                                                            -              -            -                 -            -
                                                      ---------------------------------------------------------------------------
                                                              (281)          (737)           -              (461)        (308)
                                                      ---------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                               (3)         3,137            -                 -          768
Minority interest                                                -              -            -                 -            -
                                                      ---------------------------------------------------------------------------
                                                                (3)         3,137            -                 -          768
                                                      ---------------------------------------------------------------------------
CAPITALIZATION
Long term debt, including capital lease obligations              -              -            -                 -            -
Common shareholders' equity                                 30,421         47,224        4,152            22,907       25,251
                                                      ---------------------------------------------------------------------------
                                                            30,421         47,224        4,152            22,907       25,251
                                                      ---------------------------------------------------------------------------
                                                           $30,137        $49,624       $4,152           $22,446      $25,711
                                                      ===========================================================================




                                                          AMERICAN                                        PIPELINE &    PIPELINE &
                                                          CENTRAL         MOBILE                         PROCESSING     PROCESSING
                                                          EASTERN         BAY PROC      COAL FINES         COMPANY       COMPANY
                                                           TEXAS          COMPANY         CONSOL         ELIMINATIONS    CONSOL.
                                                      ----------------------------------------------------------------------------

LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                         $     -          $    -         $1,466          $    (202)     $ 14,353
Notes payable                                                  -               -              -            (90,726)      346,482
Federal income, property and other taxes
  payable                                                     80              38          1,212                 (2)       (7,109)
Other                                                          -               -             66               (478)       49,044
                                                      ----------------------------------------------------------------------------
                                                              80              38          2,744            (91,408)      402,770
                                                      ----------------------------------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                          1,259              (3)         1,738                  -         3,679
Minority interest                                              -               -              8              9,480        11,829
                                                      ----------------------------------------------------------------------------
                                                           1,259              (3)         1,746              9,480        15,508
                                                      ----------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations            -                -             -                  -            81
Common shareholders' equity                               70,644           37,911           (95)          (421,607)      266,662
                                                      ----------------------------------------------------------------------------
                                                          70,644           37,911           (95)          (421,607)      266,743
                                                      ----------------------------------------------------------------------------
                                                         $71,983          $37,946        $4,395          $(503,535)     $685,021
                                                      ============================================================================



                                      18-b

                              MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                                  COENERGY                         COENERGY
                                                                  COENERGY         SALES &                         TRADING
                                                                  TRADING         COENERGY                         COMPANY
                                                                  COMPANY         DEV. CO.       ELIMINATIONS      CONSOL.
                                                         ------------------------------------------------------------------------

OPERATING REVENUES
Gas sales                                                         $1,232,993     $     -         $(70,824)         $1,162,169
Transportation                                                            (2)          -                -                  (2)
Other                                                                   (120)          -                -                (120)
                                                         ------------------------------------------------------------------------
                                                                   1,232,871           -          (70,824)          1,162,047
                                                         ------------------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                      1,133,373           -                -           1,133,373
Operation and maintenance                                            119,484           -          (70,824)             48,660
Depreciation, depletion and amortization                               2,015           -                -               2,015
Property and other taxes                                                 107           -                -                 107
                                                         ------------------------------------------------------------------------
                                                                   1,254,979           -          (70,824)          1,184,155
                                                         ------------------------------------------------------------------------
OPERATING INCOME                                                     (22,108)          -                -             (22,108)
                                                         ------------------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                 (1,763)     (3,125)           2,031              (2,857)
                                                         ------------------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                                          522           -                -                 522
Other interest expense                                                (8,151)          -                -              (8,151)
Other                                                                 (2,514)          -                -              (2,514)
                                                         ------------------------------------------------------------------------
                                                                     (10,143)          -                -             (10,143)
                                                         ------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                           (34,014)     (3,125)           2,031             (35,108)
INCOME TAX PROVISION (BENEFIT)                                       (11,131)     (1,094)               -             (12,225)
                                                         ------------------------------------------------------------------------
NET INCOME (LOSS)                                                 $  (22,883)    $(2,031)        $  2,031          $  (22,883)
                                                         ========================================================================


                              MCN ENERGY GROUP INC.
                           COENERGY TRADING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)


                                                                             COENERGY                         COENERGY
                                                             COENERGY        SALES &                          TRADING
                                                             TRADING         COENERGY                          COMPANY
                                                             COMPANY         DEV. CO.       ELIMINATIONS       CONSOL.
                                                    ------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and temporary cash investments
  at cost (which approximates market value)                  $  5,232         $     -       $    -            $  5,232
Accounts receivable                                           207,564               -            -             207,564
Other                                                          88,056               -            -              88,056
                                                    ------------------------------------------------------------------------
                                                              300,852               -            -             300,852
                                                    ------------------------------------------------------------------------
DEFERRED CHARGES AND OTHER ASSETS
Deferred income taxes                                              28               -            -                  28
Other                                                          68,111               -            -              68,111
                                                    ------------------------------------------------------------------------
                                                               68,139               -            -              68,139
                                                    ------------------------------------------------------------------------
INVESTMENTS IN AND ADVANCES TO JOINT
  VENTURES AND SUBSIDIARIES                                       276          (3,490)       1,757              (1,457)
                                                    ------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, AT COST                          4,517               -            -               4,517
Less: Accumulated depreciation and depletion                    2,352               -            -               2,352
                                                    ------------------------------------------------------------------------
                                                                2,165               -            -               2,165
                                                    ------------------------------------------------------------------------
                                                             $371,432         $(3,490)      $1,757            $369,699
                                                    ========================================================================


                              MCN ENERGY GROUP INC.
                            COENERGY TRADING COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)

                                                                      COENERGY                          COENERGY
                                                      COENERGY         SALES &                           TRADING
                                                       TRADING        COENERGY                           COMPANY
                                                       COMPANY         DEV. CO.       ELIMINATIONS       CONSOL.
                                                    --------------------------------------------------------------
 LIABILITIES AND CAPITALIZATION

 CURRENT LIABILITIES
 Accounts payable                                     $ 155,860         $      -         $     -        $ 155,860
 Notes payable                                          136,402                -               -          136,402
 Federal income, property and other taxes
      payable                                           (10,611)          (1,268)              -          (11,879)
 Other                                                      883                -               -              883
                                                    --------------------------------------------------------------

                                                        282,534           (1,268)              -          281,266
                                                    --------------------------------------------------------------

 DEFERRED CREDITS AND OTHER LIABILITIES
 Deferred income taxes                                   (3,350)            (465)              -           (3,815)
 Other                                                   85,107                -               -           85,107
                                                    --------------------------------------------------------------

                                                         81,757             (465)              -           81,292
                                                    --------------------------------------------------------------

 CAPITALIZATION
 Common shareholders' equity                              7,141           (1,757)          1,757            7,141
                                                    --------------------------------------------------------------


                                                      $ 371,432         $ (3,490)        $ 1,757        $ 369,699
                                                    ==============================================================

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                          MCNIC                                GREEN      GREEN
                                                                        OIL & GAS     ELMIRA       WARNER      RIVER       OAK
                                                                     -------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                                     $  11,415       $ 734        $ 701    $   22      $   -
 Other                                                                      (555)        (62)           -         -          -
                                                                     -------------------------------------------------------------

                                                                          10,860         672          701        22          -
                                                                     -------------------------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                                15,540         143          351       126         23
 Depreciation, depletion and amortization                                  5,100         200          287        14          -
 Property and other taxes                                                     51         (42)          18         1          -
 Property write-downs                                                     52,000           -            -         -          -
                                                                     -------------------------------------------------------------

                                                                          72,691         301          656       141         23
                                                                     -------------------------------------------------------------

 OPERATING INCOME                                                        (61,831)        371           45      (119)       (23)
                                                                     -------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                     7,301           -            -         -          -
                                                                     -------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                          15,192           -            -         -          -
 Interest on long-term debt                                                2,524           -            -         -          -
 Other interest expense                                                  (17,660)          -            -         -          -
 Other                                                                   (83,366)          -            -         -          -
                                                                     -------------------------------------------------------------

                                                                         (83,310)          -            -         -          -
                                                                     -------------------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                      (137,840)        371           45      (119)       (23)
 INCOME TAX PROVISION (BENEFIT)                                          (50,676)         75         (293)      196         (8)
                                                                     -------------------------------------------------------------

 NET INCOME (LOSS)                                                     $ (87,164)      $ 296        $ 338    $ (315)     $ (15)
                                                                     =============================================================




                                                                                 MCNIC           MOG           MOG REID
                                                                   GEOTREND     ENHANCED      PROPERTIES      PROPERTIES
                                                                 -----------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                                 $  355       $ 1,079        $ 3,382         $ 49,128
 Other                                                                 (7)            -           (758)             602
                                                                 -----------------------------------------------------------

                                                                      348         1,079          2,624           49,730
                                                                 -----------------------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                            741           524            707           24,441
 Depreciation, depletion and amortization                             175           319            951           17,085
 Property and other taxes                                             (54)          324            142            1,475
 Property write-downs                                                   -             -              -                -
                                                                 -----------------------------------------------------------

                                                                      862         1,167          1,800           43,001
                                                                 -----------------------------------------------------------

 OPERATING INCOME                                                    (514)          (88)           824            6,729
                                                                 -----------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                  -             -              -                -
                                                                 -----------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                        -            25              -                -
 Interest on long-term debt                                             -             -              -                -
 Other interest expense                                                 -          (202)        (1,797)          (7,834)
 Other                                                                  -             -              -                -
                                                                 -----------------------------------------------------------

                                                                        -          (177)        (1,797)          (7,834)
                                                                 -----------------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                   (514)         (265)          (973)          (1,105)
 INCOME TAX PROVISION (BENEFIT)                                      (176)            6           (267)            (102)
                                                                 -----------------------------------------------------------

 NET INCOME (LOSS)                                                 $ (338)      $  (271)       $  (706)        $ (1,003)
                                                                 ===========================================================



                                      22-a

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                      CONSOLIDATING STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                             MCNIC        PAGEANT      MICHIGAN        APPALACHIAN
                                                                         MIDCONTINENT      CORP      ACQUISITION      ACQUISITION
                                                                       ------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                                        $   (119)   $      -         $ 43,434          $ 4,086
 Other                                                                       1,182           -              320                -
                                                                       ------------------------------------------------------------

                                                                             1,063           -           43,754            4,086
                                                                       ------------------------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                                   1,968           -           16,693            1,605
 Depreciation, depletion and amortization                                     (195)          -           15,578            1,420
 Property and other taxes                                                     (103)          -            3,538              276
 Property write-downs                                                            -           -                -                -
                                                                       ------------------------------------------------------------

                                                                             1,670           -           35,809            3,301
                                                                       ------------------------------------------------------------

 OPERATING INCOME                                                             (607)          -            7,945              785
                                                                       ------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES                           -           -                -                -
                                                                       ------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                                 8           -                -                -
 Interest on long-term debt                                                      -           -                -                -
 Other interest expense                                                     (5,019)        (35)             (19)               -
 Other                                                                           -      (7,456)              92                -
                                                                       ------------------------------------------------------------

                                                                            (5,011)     (7,491)              73                -
                                                                       ------------------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                          (5,618)     (7,491)           8,018              785
 INCOME TAX PROVISION (BENEFIT)                                             (2,109)     (2,622)           3,643              291
                                                                       ------------------------------------------------------------

 NET INCOME (LOSS)                                                        $ (3,509)   $ (4,869)        $  4,375          $   494
                                                                       ============================================================




                                                              MIDCONTINENT     ROCKIES      GULF COAST      MIDCONTINENT
                                                              ACQUISITION    ACQUISITION    ACQUISITION       ACQ RICKS
                                                            -----------------------------------------------------------------
 OPERATING REVENUES
 Gas and oil sales                                               $ 66         $ 6,996        $ 6,632          $ 7,643
 Other                                                              -             570              2              (23)
                                                            -----------------------------------------------------------------

                                                                   66           7,566          6,634            7,620
                                                            -----------------------------------------------------------------

 OPERATING EXPENSES
 Operation and maintenance                                          8           1,235          1,854            1,905
 Depreciation, depletion and amortization                           -           3,182          3,466            3,462
 Property and other taxes                                           2             656            391              639
 Property write-downs                                               -               -              -                -
                                                            -----------------------------------------------------------------

                                                                   10           5,073          5,711            6,006
                                                            -----------------------------------------------------------------

 OPERATING INCOME                                                  56           2,493            923            1,614
                                                            -----------------------------------------------------------------

 EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES              -               -              -                -
                                                            -----------------------------------------------------------------

 OTHER INCOME AND (DEDUCTIONS)
 Interest income                                                    -               -              -                -
 Interest on long-term debt                                         -               -              -                -
 Other interest expense                                             -               -             (1)               -
 Other                                                              -               -              -                -
                                                            -----------------------------------------------------------------

                                                                    -               -             (1)               -
                                                            -----------------------------------------------------------------

 INCOME (LOSS) BEFORE INCOME TAXES                                 56           2,493            922            1,614
 INCOME TAX PROVISION (BENEFIT)                                    20             820            356              628
                                                            -----------------------------------------------------------------

 NET INCOME (LOSS)                                               $ 36         $ 1,673        $   566          $   986
                                                            =================================================================






                                                                                                                  MCNIC
                                                            GULF COAST         MICH ACQ                          OIL & GAS
                                                             ACQ RICKS       1ST CHICAGO      ELIMINATIONS        CONSOL.
                                                           -------------------------------------------------------------------
OPERATING REVENUES
Gas and oil sales                                              $ 201          $ 16,063      $      -           $ 151,818
Other                                                              -                 -             -               1,271
                                                           -------------------------------------------------------------------

                                                                 201            16,063             -             153,089
                                                           -------------------------------------------------------------------

OPERATING EXPENSES
Operation and maintenance                                         75             7,511             -              75,450
Depreciation, depletion and amortization                          81             6,150             1              57,276
Property and other taxes                                          16               714            (2)              8,042
Property write-downs                                               -                 -             -              52,000
                                                           -------------------------------------------------------------------

                                                                 172            14,375            (1)            192,768
                                                           -------------------------------------------------------------------

OPERATING INCOME                                                  29             1,688             1             (39,679)
                                                           -------------------------------------------------------------------

EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES              -                 -        (7,301)                  -
                                                           -------------------------------------------------------------------

OTHER INCOME AND (DEDUCTIONS)
Interest income                                                    -                 -       (14,874)                352
Interest on long-term debt                                         -                 -             -               2,524
Other interest expense                                             -                 -        14,873             (17,694)
Other                                                              -            12,999             -             (77,732)
                                                           -------------------------------------------------------------------

                                                                   -            12,999            (1)            (92,550)
                                                           -------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                 29            14,687        (7,301)           (132,229)
INCOME TAX PROVISION (BENEFIT)                                    10             5,140             2             (45,066)
                                                           -------------------------------------------------------------------

NET INCOME (LOSS)                                              $  19          $  9,547      $ (7,303)          $ (87,163)
                                                           ===================================================================

                                      22-b

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                           MCNIC                               GREEN     GREEN
                                                         OIL & GAS      ELMIRA      WARNER     RIVER      OAK
                                                      -------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)          $ 94,964    $      -    $      -    $     -    $   -
 Accounts receivable                                      110,263         244           -          -        -
 Other                                                        822           -        (204)         -        -
                                                      -------------------------------------------------------------

                                                          206,049         244        (204)         -        -
                                                      -------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                                     14,749      14,190      16,146      3,277      123
                                                      -------------------------------------------------------------


 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                           297,947           -           -          -        -
                                                      -------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                   (12,552)         79      16,808         64       20
 Less: Accumulated depreciation and depletion              62,164         200         287         14        -
                                                      -------------------------------------------------------------

                                                          (74,716)       (121)     16,521         50       20
                                                      -------------------------------------------------------------

                                                         $444,029    $ 14,313    $ 32,463    $ 3,327    $ 143
                                                      =============================================================


                                                                        MCNIC         MOG           MCNIC
                                                         GEOTREND     ENHANCED     PROPERTIES     WEST COAST
                                                       ---------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)        $      -      $   536      $     56          $ -
 Accounts receivable                                          5          485           919            -
 Other                                                       21           97           112            -
                                                       ---------------------------------------------------------

                                                             26        1,118         1,087            -
                                                       ---------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                                    6,425        1,703         3,767            4
                                                       ---------------------------------------------------------


 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                               -            -             4            -
                                                       ---------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                   6,563        7,341        29,037            -
 Less: Accumulated depreciation and depletion             1,521        1,798        10,098            -
                                                       ---------------------------------------------------------

                                                          5,042        5,543        18,939            -
                                                       ---------------------------------------------------------

                                                       $ 11,493      $ 8,364      $ 23,797          $ 4
                                                       =========================================================


                                      23-a

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                              MCNIC       PAGEANT       MCNIC       MICHIGAN       MICH ACQ
                                                          MIDCONTINENT      CORP      CANADIAN     ACQUISITION    1ST CHICAGO
                                                        -------------------------------------------------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)           $     -       $     1     $     -     $       -       $     -
 Accounts receivable                                          740             -       1,391        10,402         5,387
 Other                                                         54             -           -         3,293             -
                                                        -------------------------------------------------------------------------

                                                              794             1       1,391        13,695         5,387
                                                        -------------------------------------------------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                                      1,747         4,757          (1)           51         3,489
                                                        -------------------------------------------------------------------------


 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                                -             -           -             -             -
                                                        -------------------------------------------------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                      (702)            -           -       525,781         1,075
 Less: Accumulated depreciation and depletion                (195)            -           -       125,337         6,150
                                                        -------------------------------------------------------------------------

                                                             (507)            -           -       400,444        (5,075)
                                                        -------------------------------------------------------------------------

                                                          $ 2,034       $ 4,758     $ 1,390     $ 414,190       $ 3,801
                                                        =========================================================================




                                                                    CONSOLIDATED
                                                                        MCNIC
                                                   ELIMINATIONS       OIL & GAS
                                                  ---------------------------------
 ASSETS

 CURRENT ASSETS
 Cash and temporary cash investments
      at cost (which approximates market value)     $ (84,435)        $ 11,122
 Accounts receivable                                     (280)         129,556
 Other                                                   (438)           3,757
                                                  ---------------------------------

                                                      (85,153)         144,435
                                                  ---------------------------------

 DEFERRED CHARGES AND OTHER ASSETS
 Other                                                      3           70,430
                                                  ---------------------------------


 INVESTMENTS IN AND ADVANCES TO JOINT
      VENTURES AND SUBSIDIARIES                      (297,947)               4
                                                  ---------------------------------

 PROPERTY, PLANT AND EQUIPMENT, AT COST                     -          573,514
 Less: Accumulated depreciation and depletion               1          207,375
                                                  ---------------------------------

                                                           (1)         366,139
                                                  ---------------------------------

                                                    $(383,098)       $ 581,008
                                                  =================================


                                      23-b

                             MCN ENERGY GROUP INC.
                            MCNIC OIL & GAS COMPANY
                 CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                            AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                           MCNIC                                         GREEN         GREEN
                                                         OIL & GAS         ELMIRA         WARNER         RIVER          OAK
                                                      -------------------------------------------------------------------------
LIABILITIES AND CAPITALIZATION


CURRENT LIABILITIES
Accounts payable                                      $   37,662       $   488       $       -       $      -       $      -
Notes payable                                            216,754             -               -              -              -
Current portion of long-term debt and capital lease
  obligations                                                  -             -               -              -              -
Federal income, property and other taxes payable         (19,064)        7,828           2,168            875           (157)
Other                                                      5,710             -               -              -              -
                                                      -------------------------------------------------------------------------
                                                         241,062         8,316           2,168            875           (157)
                                                      -------------------------------------------------------------------------


DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                       (166,678)        2,669           3,851          2,129            698
Other                                                      2,500             -               -              -              -
                                                      -------------------------------------------------------------------------
                                                        (164,178)        2,669           3,851          2,129            698
                                                      -------------------------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations            -             -               -              -              -
Common shareholders' equity                              367,145         3,328          26,444            323           (398)
                                                      -------------------------------------------------------------------------
                                                         367,145         3,328          26,444            323           (398)
                                                      -------------------------------------------------------------------------
                                                      $  444,029      $ 14,313       $  32,463       $  3,327       $    143
                                                      =========================================================================





                                                                                    MCNIC            MOG            MCNIC
                                                                    GEOTREND       ENHANCED       PROPERTIES     WEST COAST
                                                                -----------------------------------------------------------
LIABILITIES AND CAPITALIZATION
CURRENT LIABILITIES
Accounts payable                                                  $       -       $     77       $     90       $      -
Notes payable                                                             -              -              -              -
Current portion of long-term debt and capital lease
  obligations                                                             -              -              -              -
Federal income, property and other taxes payable                     (7,502)           (54)       (95,283)        54,562
Other                                                                     -              -             (3)             -
                                                                  ----------------------------------------------------------
                                                                     (7,502)            23        (95,196)        54,562
                                                                  ----------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                                     6,765          4,071        133,504           (929)
Other                                                                     -              -              -              -
                                                                  ----------------------------------------------------------
                                                                      6,765          4,071        133,504           (929)
                                                                  ----------------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations                       -              -              -              -
Common shareholders' equity                                          12,230          4,270        (14,511)       (53,629)
                                                                  ----------------------------------------------------------
                                                                     12,230          4,270        (14,511)       (53,629)
                                                                  ----------------------------------------------------------
                                                                  $  11,493       $  8,364       $ 23,797       $      4
                                                                  ==========================================================

                                      24-a

                              MCN ENERGY GROUP INC.
                             MCNIC OIL & GAS COMPANY
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                           MCNIC        PAGEANT      MCNIC       MICHIGAN
                                                        MIDCONTINENT     CORP       CANADIAN    ACQUISITION
                                                        ----------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                       $     708     $      --     $      --    $   2,611
Notes payable                                             84,434            --            --           --
Current portion of long-term debt and capital lease
   obligations                                                --            --            --          118
Federal income, property and other taxes
   payable                                                (1,417)           (6)           57       (2,595)
Other                                                        438            --            --           --
                                                       -----------------------------------------------------
                                                          84,163            (6)           57          134
                                                       -----------------------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                         16,530            --            --          326
Other                                                         --            --            --           --
                                                       -----------------------------------------------------
                                                          16,530            --            --          326
                                                       -----------------------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations           --            --            --           90
Common shareholders' equity                              (98,659)        4,764         1,333      413,640
                                                       -----------------------------------------------------
                                                         (98,659)        4,764         1,333      413,730
                                                       -----------------------------------------------------
                                                       $   2,034     $   4,758     $   1,390    $ 414,190
                                                       =====================================================






                                                                                   CONSOLIDATED
                                                         MICH ACQ                     MCNIC
                                                        1ST CHICAGO  ELIMINATIONS   OIL & GAS
                                                       ----------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                       $      --     $    (279)    $  41,357
Notes payable                                                 --       (84,434)      216,754
Current portion of long-term debt and capital lease
   obligations                                                --            --           118
Federal income, property and other taxes
   payable                                                 5,092             1       (55,495)
Other                                                         --          (438)        5,707
                                                       -------------------------------------

                                                           5,092       (85,150)      208,441
                                                       -------------------------------------
DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                             --            (1)        2,935
Other                                                         --            --         2,500
                                                       -------------------------------------
                                                              --            (1)        5,435
                                                       -------------------------------------
CAPITALIZATION
Long-term debt, including capital lease obligations           --            --            90
Common shareholders' equity                               (1,291)     (297,947)      367,042
                                                       -------------------------------------
                                                          (1,291)     (297,947)      367,132
                                                       -------------------------------------
                                                       $   3,801     $(383,098)    $ 581,008
                                                       =====================================


                                      24-b

                              MCN ENERGY GROUP INC.
                               Financing Companies
                      Consolidating Statement of Operations
                      For the Year Ended December 31, 1999
                                 (in Thousands)


                                                                                                                 FINANCING
                                                            MCN        MCN        MCN         MCN        MCN     COMPANIES
                                                          MICHIGAN    FIN. I    FIN. II    FIN. III     FIN. VI    CONSOL.
                                                         -----------------------------------------------------------------
OPERATING REVENUES
Gas sales                                                $    --    $    --    $    --    $    --    $    --    $    --
Transportation                                                --         --         --         --         --         --
Other                                                         --         --         --         --         --         --
                                                         -----------------------------------------------------------------
                                                              --         --         --         --         --         --
                                                         -----------------------------------------------------------------
OPERATING EXPENSES
Cost of sales                                                 --         --         --         --         --         --
Operation and maintenance                                     --         --         --         --         --         --
Depreciation, depletion and amortization                      --         --         --         --         --         --
Property and other taxes                                      --         --         --         --         --         --
                                                         -----------------------------------------------------------------
                                                              --         --         --         --         --         --
                                                         -----------------------------------------------------------------
OPERATING INCOME (LOSS)                                       --         --         --         --         --         --
                                                         -----------------------------------------------------------------
EQUITY IN EARNINGS OF JOINT VENTURES AND SUBSIDIARIES         --         --         --         --         --         --
                                                         -----------------------------------------------------------------
OTHER INCOME AND (DEDUCTIONS)
Interest income                                            9,478      7,113      8,892      9,885      5,826     41,194
Interest on long-term debt                                    --         --         --         --         --         --
Other interest expense                                        --         --         --         --         --         --
Other                                                         --         --         --         --         --         --
                                                         -----------------------------------------------------------------
                                                           9,478      7,113      8,892      9,885      5,826     41,194
                                                         -----------------------------------------------------------------
NET INCOME                                               $ 9,478    $ 7,113    $ 8,892    $ 9,885    $ 5,826    $41,194
                                                         =================================================================

                              MCN ENERGY GROUP INC.
                               FINANCING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)




                                                                                                  FINANCING
                                                    MCN           MCN        MCN         MCN      COMPANIES
                                                  MICHIGAN       FIN. I    FIN. II    FIN. III      CONSOL.
                                                 --------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and temporary cash investments
     at cost (which approximates market value)    $     --    $     --    $     --    $     --    $     --
Accounts receivable                                     --          --          --          --          --
Property taxes assessed applicable to
     future periods                                     --          --          --          --          --
Interest Receivable                                     --          --       1,136          --       1,136
                                                  ----------------------------------------------------------

                                                        --          --       1,136          --       1,136
                                                  ----------------------------------------------------------

DEFERRED CHARGES AND OTHER ASSETS
Other                                              101,100      82,474     103,093     136,340     423,007
                                                  ----------------------------------------------------------

                                                   101,100      82,474     103,093     136,340     423,007
                                                  ----------------------------------------------------------

INVESTMENTS IN AND ADVANCES TO JOINT
     VENTURES AND SUBSIDIARIES                          --          --          --          --          --
                                                  ----------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT, AT COST                  --          --          --          --          --
Less: Accumulated depreciation and depletion            --          --          --          --          --
                                                  ----------------------------------------------------------

                                                         -           -           -           -           -

                                                  $101,100    $ 82,474    $104,229    $136,340    $424,143
                                                  ==========================================================


                              MCN ENERGY GROUP INC.
                               FINANCING COMPANIES
                  CONSOLIDATING STATEMENT OF FINANCIAL POSITION
                             AS OF DECEMBER 31, 1999
                                 (IN THOUSANDS)



                                                                                                      FINANCING
                                                        MCN           MCN        MCN         MCN      COMPANIES
                                                      MICHIGAN       FIN. I    FIN. II    FIN. III      CONSOL.
                                                     --------------------------------------------------------------
LIABILITIES AND CAPITALIZATION

CURRENT LIABILITIES
Accounts payable                                       $     --    $     --    $     --    $     --    $     --
Notes payable                                                --          --          --          --          --
Current portion of long-term debt and capital lease
     obligations                                             --          --          --          --          --
Federal income, property and other taxes
     payable                                                 --          --          --          --          --
Dividends Payable                                            --          --       1,136          --       1,136
                                                       --------------------------------------------------------
                                                             --          --       1,136          --       1,136
                                                       --------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES

CAPITALIZATION
Preferred Securities                                     96,942      77,145      96,585     132,250     402,922
Common shareholders' equity                               4,158       5,329       6,508       4,090      20,085
                                                       --------------------------------------------------------
                                                        101,100      82,474     103,093     136,340     423,007
                                                       --------------------------------------------------------
                                                       $101,100    $ 82,474    $104,229    $136,340    $424,143
                                                       ========================================================

                                    EXHIBIT B

                              MCN Energy Group Inc.
                             Financial Data Schedule

This schedule summarizes certain financial information for MCN Energy Group Inc.


                                                                  1999
                                                           MCN Energy Group Inc.
                     Item No.         Caption Heading       Consolidated (000s)
                        1         Total Assets                 $4,239,054
                        2         Total Operating               2,481,068
                                  Revenues
                        3         Net Income (Loss)               (30,848)